   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1998



                                             1933 Act Registration No. 333-40937


                                             1940 Act Registration No. 811-08517

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /



                         PRE-EFFECTIVE AMENDMENT NO. 1


                                                                             /X/



                                      and



        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /


                                AMENDMENT NO. 1                              /X/


                    LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N
                           (EXACT NAME OF REGISTRANT)
                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

      1300 South Clinton Street, P.O. Box 1110, Fort Wayne, Indiana 46802
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                 (219) 455-2000

                                           COPY TO:
Jack D. Hunter, Esquire                    Kimberly J. Smith, Esquire
200 East Berry Street                      Sutherland, Asbill & Brennan LLP
P.O. Box 1110                              1275 Pennsylvania Ave., N.W.
Fort Wayne, Indiana 46802                  Washington, D.C. 20004
(NAME AND ADDRESS OF
 AGENT FOR SERVICE)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                              PURSUANT TO RULE 481
                  SHOWING LOCATION IN PART A (PROSPECTUS) AND
                  PART B (STATEMENT OF ADDITIONAL INFORMATION)
         OF REGISTRATION STATEMENT OF INFORMATION REQUIRED BY FORM N-4
                                     PART A


ITEM OF FORM N-4                                                          PROSPECTUS CAPTION
-----------------------------------------------------  --------------------------------------------------------
 1.  Cover Page......................................  Cover Page
 2.  Definitions.....................................  Definitions
 3.  Synopsis........................................  Highlights; Fees and Expenses
 4.  Condensed Financial Information.................  Condensed Financial Information
 5.  General.........................................
     (a) Depositor...................................  Lincoln Life and the Variable Account
     (b) Registrant..................................  Lincoln Life and the Variable Account
     (c) Portfolio Company                             The Funds
     (d) Fund Prospectus                               The Funds
     (e) Voting Rights...............................  The Funds -- Voting Rights
 6.  Deductions and Expenses
     (a) General.....................................  Charges and Deductions
     (b) Sales Load %................................  Charges and Deductions -- Contingent Deferred Sales
                                                        Charge (Sales Load)
     (c) Special Purchase Plan.......................  N/A
     (d) Commissions.................................  Distribution of the Contracts
     (e) Fund Expenses...............................  Fees and Expenses -- Fund Portfolio Annual Expenses
     (f) Organizational Expenses.....................  N/A
 7.  Contracts
     (a) Persons with Rights.........................  Other Contract Features (Ownership, Assignment,
                                                        Beneficiary, Change of Beneficiary, Annuitant,
                                                        Surrenders and Partial Withdrawals, Death of Owner,
                                                        Death of Annuitant); Annuity Provisions; Voting Rights
     (b) (i) Allocation of Premium Payments..........  Premium Payments and Contract Value -- Allocation of
                                                        Premium Payments
     (ii) Transfers..................................  Transfer of Contract Values Between Sub-Accounts
     (iii) Exchanges.................................  N/A
     (c) Changes.....................................  Modification; Substitution of Securities; Change in
                                                        Operation of Variable Account
     (d) Inquiries...................................  Cover Page; Highlights
 8.  Annuity Period..................................  Annuity Provisions
 9.  Death Benefit...................................  Death of the Owner; Death of the Annuitant
10.  Purchase and Contract Values
     (a) Purchases...................................  Premium Payments
     (b) Valuation...................................  Contract Value; Accumulation Unit;
     (c) Daily Calculation...........................  Accumulation Unit; Allocation of Premium Payments
     (d) Underwriter.................................  Distribution of the Contracts
11.  Redemptions
     (a) By Owners...................................  Surrenders
     By Annuitant....................................  Annuity Provisions -- Variable Options
     (b) Texas ORP...................................  Other Contract Features
     (c) Check Delay.................................  Delay of Payments and Transfers
     (d) Lapse.......................................  Premium Payments
     (e) Free Look...................................  Highlights
12.  Taxes...........................................  Tax Matters
13.  Legal Proceedings...............................  Legal Proceedings

ITEM OF FORM N-4                                                          PROSPECTUS CAPTION
-----------------------------------------------------  --------------------------------------------------------
14.  Table of Contents for the Statement of
      Additional Information.........................  Table of Contents of the Statement of Additional
                                                        Information

                                     PART B

ITEM OF FORM N-4                                             STATEMENT OF ADDITIONAL INFORMATION CAPTION
-----------------------------------------------------  --------------------------------------------------------
15.  Cover Page......................................  Cover Page
16.  Table of Contents...............................  Table of Contents
17.  General Information and History.................  a) N/A
                                                       b) N/A
                                                       c) (Prospectus) Lincoln Life and the Variable Account;
                                                          the Fixed Account
18.  Services
     (a) Fees and Expenses of Registrant.............  N/A
     (b) Management Contracts........................  N/A
     (c) Custodian...................................  Custody of Assets
     Independent Accountant..........................  Experts
     (d) Assets of Registrant........................  N/A
     (e) Affiliated Person...........................  N/A
     (f) Principal Underwriter.......................  Distribution of the Contracts
19.  Purchase of Securities Being Offered............  Distribution of the Contracts
     Offering Sales Load.............................  Distribution of the Contracts; (Prospectus) Charges and
                                                        Deductions -- Contingent Deferred Sales Charge (Sales
                                                        Load)
20.  Underwriters....................................  Distribution of the Contracts; (Prospectus) Distribution
                                                       of the Contracts
21.  Calculation of Performance Data.................  Investment Experience; Historical Performance Data
22.  Annuity Payments................................  (Prospectus) Annuity Provisions
23.  Financial Statements............................  Financial Statements

                          PART C -- OTHER INFORMATION

ITEM OF FORM N-4                                                            PART C CAPTION
-----------------------------------------------------  --------------------------------------------------------
24.  Financial Statements and Exhibits...............  Financial Statements and Exhibits
     (a) Financial Statements........................  Financial Statements
     (b) Exhibits....................................  Exhibits
25.  Directors and Officers of the Depositor.........  Directors and Officers of the Depositor
26.  Persons Controlled By or Under Common Control
      with the Depositor or Registrant...............  Persons Controlled By or Under Common Control with the
                                                        Depositor or Registrant
27.  Number of Owners................................  Number of Owners
28.  Indemnification.................................  Indemnification
29.  Principal Underwriters..........................  Principal Underwriter
30.  Location of Accounts and Records................  Location of Accounts and Records
31.  Management Services.............................  Management Services
32.  Undertakings....................................  Undertakings
     Signature Page..................................  Signatures

DELAWARE-LINCOLN CHOICEPLUS


THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N


HOME OFFICE:


1300 S. CLINTON STREET
FORT WAYNE, IN 46802
(888) 868-2583


--------------------------------------------------------------------------------

              FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACTS
--------------------------------------------------------------------------------

The Flexible Payment Deferred Variable Annuity Contracts (the "Contracts") described in this prospectus provide for accumulation of Contract Values and eventual payment of monthly annuity payments on a fixed or variable basis. The Contracts are designed to aid individuals in long term planning for retirement or other long term purposes. The Contracts are available for retirement plans which do not qualify for the special federal tax advantages available under the Internal Revenue Code ("Non-Qualified Plans") and for retirement plans which do qualify for the federal tax advantages available under the Internal Revenue Code ("Qualified Plans"). (See "Tax Matters -- Qualified Plans.") Premium payments for the Contracts will be allocated to a segregated investment account of The Lincoln National Life Insurance Company ("Lincoln Life"), designated Lincoln Life Variable Annuity Account N (the "Variable Account"), or to the Fixed Account, or some combination of them, as selected by the owner of the Contract.


The following funding options are available under a Contract: Through the Variable Account, Lincoln Life offers thirty diversified open-end management investment companies (commonly called mutual funds), each with a different investment objective: AIM Variable Insurance Funds -- AIM V.I. Growth Fund, AIM V.I. Value Fund and AIM V.I. International Equity Fund; BT Insurance Funds Trust -- Equity 500 Index Fund; Delaware Group Premium Fund -- Decatur Total Return Series, Devon Series, Delchester Series, Emerging Markets Series, International Equity Series, REIT Series, Small Cap Value Series, Social Awareness Series, and Trend Series; Dreyfus Variable Investment Fund -- Small Cap Portfolio; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio; Fidelity Variable Insurance Products Fund III -- Growth Opportunities Portfolio; Investors Fund Series -- Kemper Government Securities Portfolio and Kemper Small Cap Growth Portfolio; Liberty Variable Investment Trust -- Colonial U.S. Stock Fund and Newport Tiger Fund; Lincoln National Bond Fund; Lincoln National Money Market Fund; MFS-Registered Trademark- Variable Insurance Trust -- MFS Total Return Series, MFS Utilities Series, MFS Emerging Growth Series, MFS Research Series; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio. The fixed interest option offered under a Contract is the Fixed Account. Premium payments or transfers allocated to the Fixed Account, and 3% interest per year thereon, are guaranteed, and additional interest may be credited, with certain withdrawals subject to a Market Value Adjustment and withdrawal charges. Unless specifically mentioned, this prospectus only describes the variable investment options.



This entire prospectus, and those of the Funds, should be read carefully before investing to understand the Contracts being offered. The "Statement of
Additional Information" dated September   , 1998, has been filed with the
Securities and Exchange Commission and is incorporated by reference to this Prospectus. It is available at no charge by calling or writing Lincoln Life's Home Office as shown above, provides further information. Its Table of Contents is at the end of this prospectus.


THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE CONTRACTS OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                      PROSPECTUS DATED: SEPTEMBER   , 1998

                               TABLE OF CONTENTS

                   CONTENTS                        PAGE
DEFINITIONS....................................          3
HIGHLIGHTS.....................................          5
FEES AND EXPENSES..............................          7
CONDENSED FINANCIAL INFORMATION................         13
LINCOLN LIFE AND THE VARIABLE ACCOUNT..........         13
THE FUNDS......................................         14
  General......................................         19
  Substitution of Securities...................         19
  Voting Rights................................         19
PREMIUM PAYMENTS AND CONTRACT VALUE............         20
  Premium Payments.............................         20
  Allocation of Premium Payments...............         20
  Optional Variable Account Sub-Account
   Allocation Programs.........................         21
    Dollar Cost Averaging......................         21
    Automatic Rebalancing......................         22
  Contract Value...............................         22
  Accumulation Unit............................         22
CHARGES AND DEDUCTIONS.........................         23
  Contingent Deferred Sales Charge (Sales
   Load).......................................         23
  Mortality and Expense Risk Charge............         24
  Administrative Expense Charge................         24
  Account Fee..................................         25
  Premium Tax Equivalents......................         25
  Income Taxes.................................         25
  Fund Expenses................................         25
  Transfer Fee.................................         25
  Rider Charges................................         26
DEATH BENEFITS.................................         26
  Death Benefits Provided by the Contract......         26
  Amount of Death Benefit......................         26
  Election and Effective Date of Election......         27
  Death of the Annuitant before the Annuity
   Date........................................         27
  Death of the Annuitant after the Annuity
   Date........................................         27
OTHER CONTRACT FEATURES........................         28
  Ownership....................................         28
  Assignment...................................         28
  Beneficiary..................................         28
  Change of Beneficiary........................         28
  Annuitant....................................         28
  Transfer of Contract Values between Sub-
   Accounts....................................         29
  Procedures for Telephone Transfers...........         30
  Surrenders and Partial Withdrawals...........         30
  Restrictions under the Texas Optional
   Retirement Program..........................         31

                   CONTENTS                        PAGE
  Delay of Payments and Transfers..............         31
  Change in Operation of Variable Account......         31
  Modification.................................         32
  Discontinuance...............................         32
ANNUITY PROVISIONS.............................         32
  Annuity Date; Change in Annuity Date and
   Annuity Option..............................         32
  Penalty-Free Annuitization...................         32
  Annuity Options..............................         33
  Guaranteed Minimum Income Payment Rider......         33
  Fixed Options................................         33
  Variable Options.............................         34
  Evidence of Survival.........................         36
  Endorsement of Annuity Payments..............         36
THE FIXED ACCOUNT..............................         36
  Market Value Adjustment......................         38
DISTRIBUTION OF THE CONTRACTS..................         39
PERFORMANCE DATA...............................         40
  Money Market Sub-Account.....................         40
  Other Variable Account Sub-Accounts..........         40
  Performance Ranking or Rating................         40
TAX MATTERS....................................         41
  General......................................         41
  Diversification..............................         41
  Distribution Requirements....................         42
  Multiple Contracts...........................         43
  Tax Treatment of Assignments.................         43
  Withholding..................................         43
  Section 1035 Exchanges.......................         43
  Tax Treatment of Withdrawals -- Non-Qualified
   Contracts...................................         43
  Qualified Plans..............................         44
  Section 403(b) Plans.........................         44
  Individual Retirement Annuities..............         45
  Roth IRA.....................................         45
  Corporate Pension and Profit-Sharing Plans
   and H.R. 10 Plans...........................         45
  Deferred Compensation Plans..................         45
  Tax Treatment of Withdrawals -- Qualified
   Contracts...................................         45
OTHER CONTRACTS................................         46
FINANCIAL STATEMENTS...........................         46
PREPARING FOR THE YEAR 2000....................         46
LEGAL PROCEEDINGS..............................         47
TABLE OF CONTENTS OF THE STATEMENT OF
 ADDITIONAL INFORMATION........................         48

DEFINITIONS

                    ACCUMULATION PERIOD: The period from the Effective Date to the Annuity Date, the date on which the Death Benefit becomes payable or the date on which the Contract is surrendered or annuitized, whichever is earliest.


                    ACCUMULATION UNIT: A measuring unit used to calculate the value of the Owner's interest in each funding option used in the variable portion of the Contract prior to the Annuity Date.


                    ANNUITANT: A person designated by the Owner in writing upon whose continuation of life any series of payments for a definite period or involving life contingencies depends. If the Annuitant dies before the Annuity Date, the Owner becomes the Annuitant until naming a new Annuitant.

                    ANNUITY ACCOUNT VALUE: The value of the Contract at any point in time.


                    ANNUITY DATE: The date on which the Contract is annuitized.


                    ANNUITY OPTION: The arrangement under which annuity payments are made.

                    ANNUITY PERIOD: The period starting on the Annuity Date.

                    ANNUITY UNIT: A measuring unit used to calculate the portion of annuity payments attributable to each funding option used in the fixed and variable portion of the Contract on and after the Annuity Date.

                    BENEFICIARY: The person entitled to the Death Benefit, who must also be the "Designated Beneficiary", for purposes of
                    Section 72(s) of the Code, upon the Owner's death.

                    CERTIFICATE: The document which evidences the participation of an Owner in a group contract.

                    CODE: The Internal Revenue Code of 1986, as amended.

                    CONTRACT: The Variable Annuity Contract described in this prospectus (or the certificate evidencing the Owner's participation in a group contract).

                    CONTRACT ANNIVERSARY, CONTRACT YEAR, EFFECTIVE DATE: The Contract's Effective Date is the date it is issued. It is also the date on which the first Contract Year, a 12-month period, begins. Subsequent Contract Years begin on each Contract Anniversary, which is the anniversary of the Effective Date.

                    CONTRACT MONTH: The period from one Monthly Anniversary Date to the next.

                    CONTRACT OWNER (OR OWNER): The person(s) initially designated in the application or order to purchase or otherwise, unless later changed, as having all ownership rights under the Contract; is the Certificate Owner under a group contract.

                    FIXED ACCOUNT: Those Sub-Accounts associated with Guaranteed Periods and Guaranteed Rates. Fixed Account Assets are maintained in Lincoln Life's General Account and not allocated to the Variable Account.

                    FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.


                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Growth Fund, AIM V.I. Value Fund, and AIM V.I. International Equity Fund; BT Insurance Funds Trust -- BT Equity Index Fund; Delaware Group Premium Fund -- Decatur Total Return Series, Devon Series, Social Awareness Series, REIT Series, Small Cap Value Series, Trend Series, International Equity Series, Emerging Markets Series, and Delchester Series; Dreyfus Variable Investment Fund -- Small Cap Portfolio; Fidelity Variable Insurance

                    Products Fund -- Growth Portfolio, Equity-Income Portfolio, and Overseas Portfolio: Fidelity Variable Insurance Products Fund III -- Growth Opportunities Portfolio; Investors Fund Series -- Kemper Government Securities Portfolio, and Kemper Small Cap Growth Portfolio; Liberty Variable Investment Trust -- Colonial U.S. Stock Fund and Newport Tiger Fund; Lincoln National Bond Fund; Lincoln National Money Market Fund; MFS-Registered Trademark- Variable Insurance Trust -- MFS Total Return Series, MFS Utilities Series, MFS Emerging Growth Series, and MFS Research Series; OCC Accumulation Trust -- Global Equity Portfolio, and Managed Portfolio. Each is an open-end management investment company (mutual fund) whose shares are available to fund the benefits provided by the Contract.


                    GUARANTEED INTEREST RATE: The rate of interest credited by Lincoln Life on a compound annual basis during a Guaranteed Period.


                    GUARANTEED PERIOD: The period for which interest, at either an initial or subsequent Guaranteed Interest Rate, will be credited to any amounts which an Owner allocates to a Fixed Account Sub-Account. In most states in which these Contracts are issued, this period may generally be 1, 3, 5, 7, or 10 years as elected by the Owner.


                    GUARANTEED PERIOD AMOUNT: Any portion of a Purchaser's Annuity Account Value allocated to a specific Guaranteed Period with a specified Expiration Date (including credited interest thereon).


                    HOME OFFICE: The headquarters of Lincoln National Life Insurance Co., located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.



                    INCOME PAYMENT DATE: Shall be the date on which the Owner is entitled to the Income Payment.


                    INDEX RATE: An index rate based on the Treasury Constant Maturity Series published by the Federal Reserve Board.

                    IN WRITING: In a written form satisfactory to Lincoln Life and received by Lincoln Life at its Administrative Office.

                    LINCOLN LIFE: Lincoln National Life Insurance Company.

                    MONTHLY ANNIVERSARY DATE: The monthly anniversary of the Effective Date, as shown on the specifications page of the Contract.

                    NON-QUALIFIED CONTRACTS: A Contract used in connection with a retirement plan which does not receive favorable federal income tax treatment under Code Section 401, 403, 408, or
                    457. The owner of a Non-Qualified Contract must be a natural person or an agent for a natural person in order for the Contract to receive favorable income tax treatment as an annuity.

                    PAYEE: A recipient of payments under the Contract.

                    PREMIUM PAYMENT: Any amount paid to Lincoln Life cleared in good funds as consideration for the benefits provided by the Contract. Includes the initial Premium Payment and subsequent Premium Payments.

                    QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which receives favorable federal income tax treatment under Code Section 401, 403, 408 or 457.

                    SHARES: Shares of a Fund.

                    SUB-ACCOUNT: That portion of the Fixed Account associated with specific Guaranteed Period(s) and Guaranteed Interest Rate(s) and that portion of the Variable Account which invests in shares of a specific Fund.

                    SURRENDER (OR WITHDRAWAL): When a lump sum amount representing all or part of the Annuity Account Value (minus any applicable withdrawal charges, contract fees and premium tax equivalents and adjusted by any Market Value Adjustment) is paid to the Owner. After a full surrender, all of the Owner's rights under the Contract are terminated. In this prospectus, the terms "surrender" and "withdrawal" are used interchangeably.

                    SURRENDER DATE: The date Lincoln Life processes the Owner's election to surrender the Contract or to receive a partial withdrawal.

                    VALUATION DATE: Every day on which Accumulation Units are valued, which is each day on which the New York Stock Exchange ("NYSE") is open for business, except any day on which trading on the NYSE is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission ("Commission"), so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following the Valuation Date and ending at the close of business on the next Valuation Date. A Valuation Period may be more than one day in length.

                    VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account N, a separate account of Lincoln Life under Indiana law, in which the assets of the Sub-Account(s) funded through shares of one or more of the Funds are maintained. Assets of the Variable Account attributable to the Contracts are not chargeable with the general liabilities of Lincoln Life.

                    VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of the value of each variable portion of the Owner's Annuity Account Value during the Accumulation Period.

                    VARIABLE ANNUITY UNIT: A unit of measure used in the calculation of the value of each variable portion of the Owner's Annuity Account Value during the Annuity Period, to determine the amount of each variable annuity payment.

HIGHLIGHTS


                    Premium Payments attributable to the variable portion of the Contracts will be allocated to a segregated asset account of Lincoln Life which has been designated Lincoln Life Variable Annuity Account N (the "Variable Account"). The Variable Account invests in shares of one or more of the Funds available to fund the Contract as selected by the Owner. Contract Owners bear the investment risk for all amounts allocated to the Variable Account. The Contract's provisions may vary in some states. Inquiries about the Contracts may be made to Lincoln Life's Home Office.


                    Procedures for purchasing a Contract are described at "Premium Payments and Contract Value -- Premium Payments." The Contract may be returned within 10 days after it is received, longer in some states. It can be mailed or delivered to either Lincoln Life or the agent who sold it. Return of the Contract by mail is effective on being postmarked, properly addressed and postage prepaid. Lincoln Life will promptly refund the Contract Value in states where permitted. This may be more or less than the Premium Payment. In states where required, Lincoln Life will promptly refund the Premium Payment, less any partial surrenders. Lincoln Life has the right to allocate initial Premium Payments to the Money Market Sub-Account until the expiration of the right-to-examine period. If Lincoln Life does so allocate an initial Premium Payment, it will refund the greater of the Premium Payment, less any partial surrenders, or the Contract Value. It is Lincoln Life's current practice to directly allocate the initial Premium Payment to the Fund(s) designated in the application or order to purchase, unless state law requires a refund of Premium Payments rather than of Annuity Account Value.

                    Procedures for making surrenders and partial withdrawals are described at "Other Contract Features -- Surrenders and Partial Withdrawals." A Contingent Deferred Sales Charge (sales load) may be deducted in the event of a full surrender or partial withdrawal. The Contingent Deferred Sales Charge is imposed on Premium Payments within seven (7) years after their being made. Contract Owners may, during each Contract Year, withdraw up to fifteen percent (15%) of Premium Payments made, or any remaining portion thereof, ("the Fifteen Percent Free") without incurring a Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge will vary in amount, depending upon the Contract Year in which the Premium Payment being surrendered or withdrawn was made. For purposes of determining the applicability of the Contingent Deferred Sales Charge, surrenders and withdrawals are deemed to be on a first-in, first-out basis.

                    The Contingent Deferred Sales Charge is found in the fee table (See "Charges and Deductions -- Contingent Deferred Sales Charge (Sales Load)"). The maximum Contingent Deferred Sales Charge is 7% of Premium Payments. There may also be a Market Value Adjustment on surrenders, withdrawals or transfers from the Fixed Account portion of the Contract.

                    There is a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. This Charge compensates Lincoln Life for assuming the mortality and expense risks under the Contract (See "Charges and Deductions -- Mortality and Expense Risk Charge").

                    There is an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account (See "Charges and Deductions -- Administrative Expense Charge").


                    There is an annual Account Fee of $35 which is waived if the Annuity Account Value equals or exceeds $100,000 at the end of the Contract Year or at annuitization (See "Charges and Deductions -- Account Fee").


                    Premium tax equivalents or other taxes payable to a state or other governmental entity will be charged against Annuity Account Value (See "Charges and Deductions -- Premium Tax Equivalents").

                    Under certain circumstances there may be assessed a $10 transfer fee when a Contract Owner transfers Annuity Account Values from one Sub-Account to another (See "Charges and Deductions -- Transfer Fee").

                    There is a ten percent (10%) federal income tax penalty applied to the income portion of any premature distribution from Non-Qualified Contracts. However, the penalty is not imposed on amounts distributed:

                    (a) after the Payee reaches age 59 1/2; (b) after the death of the Contract Owner (or, if the Contract Owner is not a natural person, the Annuitant); (c) if the Payee is totally disabled (for this purpose, disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or for the joint lives (or joint life expectancies) of the Payee and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to Premium Payments made prior to August 14, 1982. For federal income tax purposes, distributions are deemed to be on a last-in, first-out basis. Different tax withdrawal penalties and restrictions apply to Qualified Contracts issued pursuant to plans qualified under Code Section 401, 403(b), 408 or 457. (See "Tax Matters -- Tax Treatment of Withdrawals -- Qualified Contracts.") For a further discussion of the taxation of the Contracts, see "Tax Matters."

                    MARKET VALUE ADJUSTMENT. In certain situations, a surrender or transfer of amounts from the Fixed Account will be subject to a Market Value Adjustment. The Market Value Adjustment will reflect the relationship between a rate based on an index published by the Federal Reserve Board as to current yields on U.S. government securities of various maturities at the time a surrender or transfer is made ("Index Rate"), and the Index Rate at the time that the Premium Payments being surrendered or transferred were made. Generally, if the Index Rate at the time of surrender or transfer is lower than the Index Rate at the time the Premium Payment was allocated, then the application of the Market Value Adjustment will result in a higher payment upon surrender or transfer. Similarly, if the Index Rate at the time of surrender or transfer is higher than the Index Rate at the time the Premium Payment was allocated, the application of the Market Value Adjustment will generally result in a lower payment upon surrender or transfer. It is not applied against a surrender or transfer taking place at the end of the Guaranteed Period.

FEES AND EXPENSES

                    CONTRACT OWNER TRANSACTION FEES

                    Contingent Deferred Sales Charge (as a percentage of Premium Payments):


                               YEARS
                               SINCE
                              PAYMENT       CHARGE
                             ----------     ------
                                0-1               7%
                                1-2               6%
                                                        A Contract Owner may, during each Contract Year, withdraw up to
                                2-3               5%    15% of Premium Payments made, or any remaining portion
                                3-4               4%    thereof, without incurring a Contingent Deferred Sales Charge.
                                4-5               3%
                                5-6               2%
                                6-7               1%
                                 7+               0


                 Transfer Fee........  $10

                 - Not imposed on the first twelve transfers during a Contract
                 Year. Pre-scheduled automatic dollar cost averaging or
                   automatic rebalancing transfers are not counted.

                 Account Fee.........  $35 per Contract Year

                 - Waived if Annuity Account Value at the end of the Contract
                 Year is $100,000 or more.

                    VARIABLE ACCOUNT ANNUAL EXPENSES
                    (as a percentage of average account value)

                     Mortality and Expense Risk Charge.........       1.25%
                     Administrative Expense Charge.............       0.15%
                                                                       ---
                     Total Variable Account Annual Expenses....       1.40%

EXPENSE DATA


The purpose of the following Table is to help Purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by Purchasers assuming that all Premium Payments are allocated to the Variable Account. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The table does not reflect the deductions for the annual $35 Account Fee or premium tax equivalents. The information set forth should be considered together with the information provided in this Prospectus under the heading "Fees and Expenses", and in each Fund's Prospectus. All expenses are expressed as a percentage of average account value.



                                   FEE TABLE



                                                                AIM VARIABLE INSURANCE FUNDS (1)           BT INSURANCE
                                                         -----------------------------------------------    FUNDS TRUST
                                                              AIM           AIM              AIM          ---------------
                                                          V.I. GROWTH    V.I. VALUE   V.I. INTERNATIONAL    EQUITY 500
                                                             FUND           FUND         EQUITY FUND        INDEX FUND
                                                         -------------  ------------  ------------------  ---------------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge......................        1.25%          1.25%            1.25%             1.25%
Administrative Expense Charge..........................        0.15%          0.15%            0.15%             0.15%
Total Separate Account Annual Expenses.................        1.40%          1.40%            1.40%             1.40%
FUND PORTFOLIO ANNUAL EXPENSES
 (AFTER ANY APPLICABLE REIMBURSEMENT/WAIVER)
Management Fees........................................        0.65%          0.62%            0.75%             0.20%
Other Expenses.........................................        0.08%          0.08%            0.18%             0.10%
Total Fund Portfolio Annual Expenses...................        0.73%          0.70%            0.93%             0.30%(2)


------------------------------

(1) A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998, and AIM will not seek reimbursement of the cost of any service in excess of the amount charged by a participating insurance company for providing the services above. The amount of reimbursements that will be paid by each Fund under this arrangement for the year ending December 31, 1998 cannot be predicted.



(2) Under the Advisory Agreement with the Advisor, the Funds will pay advisory fees at the annual percentage rate of .20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive the fees and to reimburse the Fund for certain expenses so that the Equity 500 Index Fund total operating expenses will not exceed .30%. Such expense reimbursements may be terminated at the discretion of the Advisor. If this reimbursement were not in place, the total operating expenses for the year ended December 31, 1997, would have been 2.78%.

                                                DELAWARE GROUP PREMIUM FUND
----------------------------------------------------------------------------------------------------------------------------
  DECATUR                     SOCIAL                    SMALL CAP                                  EMERGING
TOTAL RETURN     DEVON       AWARENESS                    VALUE        TREND     INTERNATIONAL     MARKETS      DELCHESTER
   SERIES       SERIES        SERIES      REIT SERIES    SERIES       SERIES     EQUITY SERIES      SERIES        SERIES
------------  -----------  -------------  -----------  -----------  -----------  --------------  ------------  -------------
      1.25%         1.25%        1.25%          1.25%        1.25%        1.25%         1.25%          1.25%         1.25%
      0.15%         0.15%        0.15%          0.15%        0.15%        0.15%         0.15%          0.15%         0.15%
      1.40%         1.40%        1.40%          1.40%        1.40%        1.40%         1.40%          1.40%         1.40%
      0.65%         0.65%        0.75%          0.75%        0.75%        0.75%         0.75%          1.25%         0.65%
      0.11%         0.26%        0.65%          0.10%        0.25%        0.23%         0.20%          1.20%         0.10%
      0.76%         0.91%        1.40%          0.85%        1.00%        0.98%         0.95%(3)       2.45%         0.75%

               DREYFUS VARIABLE
------------   INVESTMENT FUND
  DECATUR     ------------------
TOTAL RETURN      SMALL CAP
   SERIES         PORTFOLIO
------------  ------------------
      1.25%            1.25%
      0.15%            0.15%
      1.40%            1.40%
      0.65%            0.75%
      0.11%            0.03%
      0.76%            0.78%


------------------------------


(3) Effective July 1, 1997, the Total Fund expenses of the International Equity Series were voluntarily limited to a rate of 0.95% of the average daily net assets. In 1997 the total annual expenses of the International Equity Series was 0.90%.

                                                             FIDELITY VARIABLE INSURANCE
                                                                    PRODUCTS FUNDS
                                                                   (INITIAL CLASS)                        INVESTORS FUND SERIES
                                               --------------------------------------------------------   ----------------------
                                                                                             VIP III        KEMPER      KEMPER
                                                                      VIP        VIP         GROWTH       GOVERNMENT   SMALL CAP
                                               VIP EQUITY INCOME    GROWTH     OVERSEAS   OPPORTUNITIES   SECURITIES    GROWTH
                                                   PORTFOLIO       PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO
                                               -----------------   ---------   --------   -------------   ----------   ---------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge............        1.25%           1.25%      1.25%         1.25%         1.25%        1.25%
Administrative Expense Charge................        0.15%           0.15%      0.15%         0.15%         0.15%        0.15%
Total Separate Account Annual Expenses.......        1.40%           1.40%      1.40%         1.40%         1.40%        1.40%
FUND PORTFOLIO ANNUAL EXPENSES (AFTER ANY
 APPLICABLE REIMBURSEMENT/WAIVER)
Management Fees..............................        0.50%           0.60%      0.75%         0.60%         0.55%        0.65%
Other Expenses...............................        0.08%           0.09%      0.15%         0.14%         0.09%        0.06%
Total Fund Portfolio Annual Expenses.........        0.58%(4)        0.69%(4)   0.92%(4)      0.74%(4)      0.64%        0.71%


------------------------------


(4) A portion of the brokerage commissions the certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian expenses. With these reductions reflected, Total Fund Portfolio Annual Expenses would have been 0.57% for the VIP Equity-Income Portfolio, 0.67% for the VIP Growth Portfolio, 0.90% for the VIP Overseas Portfolio and, 0.73% for the VIP III Growth Opportunities Portfolio.

     LIBERTY VARIABLE          LINCOLN NATIONAL              MFS VARIABLE INSURANCE TRUST             OCC ACCUMULATION
     INVESTMENT TRUST               FUNDS           ----------------------------------------------          TRUST
--------------------------   --------------------                                MFS                 -------------------
 COLONIAL                         LN         LN         MFS           MFS      EMERGING     MFS       GLOBAL
U.S. STOCK   NEWPORT TIGER   MONEY MARKET   BOND    TOTAL RETURN   UTILITIES    GROWTH    RESEARCH    EQUITY     MANAGED
   FUND          FUND            FUND       FUND       SERIES       SERIES      SERIES     SERIES    PORTFOLIO   PORTFOLIO
----------   -------------   ------------   -----   ------------   ---------   --------   --------   ---------   -------

 1.25 %          1.25%          1.25%       1.25%      1.25%         1.25%      1.25%      1.25%       1.25%      1.25%
 0.15 %          0.15%          0.15%       0.15%      0.15%         0.15%      0.15%      0.15%       0.15%      0.15%
 1.40 %          1.40%          1.40%       1.40%      1.40%         1.40%      1.40%      1.40%       1.40%      1.40%

 0.80 %          0.90%          0.48%       0.46%      0.75%         0.75%      0.75%      0.75%       0.79%      0.80%
 0.14 %          0.35%          0.11%       0.07%      0.25%(5)      0.25%(5)   0.12%(5)   0.13%(5)    0.40%      0.07%
 0.94 %          1.25%          0.59%       0.53%      1.00%(6)      1.00%(6)   0.87%      0.88%       1.19%(7)   0.87%(7)


------------------------------


(5) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses".



(6) Massachusetts Financial Services Company has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that the MFS Total Return Series and the MFS Utilities Series "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the MFS Total Return Series and Utilities Series would be 0.27% and 0.45% respectively and "Total Fund Portfolio Annual Expenses" would have been 1.02% and 1.20% respectively for these Series. See "Information Concerning Shares of Each Series--Expenses."



(7) Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Total portfolio expenses for the Managed Portfolio are limited by OpCap advisors so that its annualized other expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total portfolio expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets. Without such a limitation and without giving effect to any expense offsets, the management fees, other expenses, and total portfolio expenses incurred for the fiscal year ended December 31, 1997 would have been .80%, .40%, and 1.20% respectively for the Global Equity Portfolio and .80%, .07%, and .87% respectively for the Managed Portfolio.

                    EXAMPLES

                    The Contract Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and assuming all Premium Payments are allocated to the Variable Account:


                                                                                                     1 YEAR       3 YEARS
                                                                                                   -----------  -----------
                     1. IF THE CONTRACT IS SURRENDERED AT THE END OF THE APPLICABLE TIME PERIOD:
                     AIM V.I. Growth Fund........................................................   $      93    $     121
                     AIM V.I. Value Fund.........................................................   $      93    $     120
                     AIM V.I. International Equity Fund..........................................   $      95    $     127
                     BT Insurance Trust Equity 500 Index Fund....................................   $      89    $     107
                     Delaware Group Decatur Total Return Series..................................   $      93    $     122
                     Delaware Group Devon Series.................................................   $      95    $     126
                     Delaware Group Social Awareness Series......................................   $     100    $     141
                     Delaware Group REIT Series..................................................   $      94    $     125
                     Delaware Group Small Cap Value Series.......................................   $      96    $     129
                     Delaware Group Trend Series.................................................   $      96    $     128
                     Delaware Group International Equity Series..................................   $      95    $     128
                     Delaware Group Emerging Markets Series......................................   $     111    $     173
                     Delaware Group Delchester Series............................................   $      93    $     121
                     Dreyfus Variable Fund Small Cap Portfolio...................................   $      93    $     122
                     Fidelity VIP Equity-Income Portfolio........................................   $      91    $     116
                     Fidelity VIP Growth Portfolio...............................................   $      93    $     119
                     Fidelity VIP Overseas Portfolio.............................................   $      95    $     127
                     Fidelity VIP III Growth Opportunities Portfolio.............................   $      93    $     121
                     Investors Fund Kemper Government Securities Portfolio.......................   $      92    $     118
                     Investors Fund Kemper Small Cap Growth Portfolio............................   $      93    $     120
                     Liberty Variable Trust Colonial U.S. Stock Fund.............................   $      95    $     127
                     Liberty Variable Trust Newport Tiger Fund...................................   $      98    $     137
                     Lincoln National Bond Fund..................................................   $      91    $     115
                     Lincoln National Money Market Fund..........................................   $      92    $     116
                     MFS Variable Trust Total Return Series......................................   $      96    $     129
                     MFS Variable Trust Utilities Series.........................................   $      96    $     129
                     MFS Variable Trust Emerging Growth Series...................................   $      94    $     125
                     MFS Variable Trust Research Series..........................................   $      95    $     129
                     OCC Trust Global Equity Portfolio...........................................   $      98    $     135
                     OCC Trust Managed Portfolio.................................................   $      94    $     125

                     2. IF THE CONTRACT IS NOT SURRENDERED OR IF IT IS ANNUITIZED:
                     AIM V.I. Growth Fund........................................................   $      23    $      71
                     AIM V.I. Value Fund.........................................................   $      23    $      70
                     AIM V.I. International Equity Fund..........................................   $      25    $      77
                     BT Insurance Trust Equity 500 Index Fund....................................   $      19    $      57
                     Delaware Group Decatur Total Return Series..................................   $      23    $      72
                     Delaware Group Devon Series.................................................   $      25    $      76
                     Delaware Group Social Awareness Series......................................   $      30    $      91
                     Delaware Group REIT Series..................................................   $      24    $      75
                     Delaware Group Small Cap Value Series.......................................   $      26    $      79
                     Delaware Group Trend Series.................................................   $      26    $      78
                     Delaware Group International Equity Series..................................   $      25    $      78

                     Delaware Group Emerging Markets Series......................................   $      41    $     123
                     Delaware Group Delchester Series............................................   $      23    $      71
                     Dreyfus Variable Fund Small Cap Portfolio...................................   $      23    $      72
                     Fidelity VIP Equity-Income Portfolio........................................   $      21    $      66
                     Fidelity VIP Growth Portfolio...............................................   $      23    $      69
                     Fidelity VIP Overseas Portfolio.............................................   $      25    $      77
                     Fidelity VIP III Growth Opportunities Portfolio.............................   $      23    $      71
                     Investors Fund Kemper Government Securities Portfolio.......................   $      22    $      68
                     Investors Fund Kemper Small Cap Growth Portfolio............................   $      23    $      70
                     Liberty Variable Trust Colonial U.S. Stock Fund.............................   $      25    $      77
                     Liberty Variable Trust Newport Tiger Fund...................................   $      28    $      87
                     Lincoln National Bond Fund..................................................   $      21    $      65
                     Lincoln National Money Market Fund..........................................   $      22    $      66
                     MFS Variable Trust Total Return Series......................................   $      26    $      79
                     MFS Variable Trust Utilities Series.........................................   $      26    $      79
                     MFS Variable Trust Emerging Growth Series...................................   $      24    $      75
                     MFS Variable Trust Research Series..........................................   $      25    $      75
                     OCC Trust Global Equity Portfolio...........................................   $      28    $      85
                     OCC Trust Managed Portfolio.................................................   $      24    $      75


                    The preceding tables are intended to assist the Owner in understanding the costs and expenses borne, directly or indirectly, by Premium Payments allocated to the Variable Account. These include the expenses of the Funds, certain of which are subject to expense reimbursement arrangements which may be subject to change. See the Funds' Prospectuses. In addition to the expenses listed above, charges for premium tax equivalents may be applicable.

                    These examples reflect the annual $35 Account Fee as an annual charge of .07% of assets, based upon an anticipated average Annuity Account Value of $50,000.

                    THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION

                    Because the Sub-Accounts which are available under the Contracts did not begin operation before the date of this Prospectus, financial information for the Sub-Accounts is not included in this prospectus or the Statement of Additional Information.

LINCOLN LIFE AND THE VARIABLE ACCOUNT

                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY. Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln Life is principally engaged in offering life insurance policies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force. Lincoln Life is also one of the leading life reinsurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Virgin Islands.


                    We are one of the largest stock life insurance companies in the United States. We are owned by Lincoln National Corp.
                    (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services. Lincoln Life is the issuer of the variable annuity Contracts. The obligations set forth in the Contracts, other than those of the Contractowner, are our obligations. We also serve as principal underwriter for the Contracts.

                    On May 21, 1998, The Lincoln National Life Insurance Company announced its intentions to acquire certain domestic individual life insurance business from Aetna, Inc. via a 100% indemnity reinsurance transaction. The transaction is expected to close in the fall of 1998.


                    THE VARIABLE ACCOUNT. The Variable Account was established by Lincoln Life as a separate account on November 3, 1997 pursuant to a resolution of its Board of Directors. Under Indiana insurance law, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of Lincoln Life. These assets are held in relation to the Contracts described in this Prospectus, to the extent necessary to meet Lincoln Life's obligations thereunder. Although that portion of the assets maintained in the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account will not be charged with any liabilities arising out of any other business conducted by Lincoln Life, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of Lincoln Life.

                    The Variable Account is registered with the Commission as a unit investment trust under the 1940 Act and meets the definition of a separate account under the federal securities laws. Registration with the Commission does not involve supervision of the management or investment practices or policies of the Variable Account or of Lincoln Life by the Commission.

                    The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by the Owner at their net asset value. Any and all distributions made by the Fund with respect to the shares held by the Variable Account will be reinvested to purchase additional shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, account fees, mortality and expense risk charges, administrative expense charges and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will purchase and redeem Fund shares on an aggregate basis and will be fully invested in Fund shares at all times.

THE FUNDS


                    Each of the thirty Sub-Accounts of the Variable Account is invested solely in shares of one of the thirty Funds available as funding vehicles under the Contracts. Each of the Funds is a series of one of twelve Massachusetts or Delaware business trusts or a Maryland corporation, collectively referred to herein as the "Trusts", each of which is registered as an open-end management investment company under the 1940 Act. All of the Funds except for the Delaware Group REIT Series and Delaware Group Emerging Market Series are diversified under the 1940 Act.



                    The investment objectives and policies of certain Funds are similar to the investment objectives and policies of portfolios, other than those Funds, that are advised by the same adviser. The investment results of the Funds, however, may be higher or lower than the other portfolios that are advised by the same adviser. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio advised by the same adviser.


                    The Trusts and their investment advisers and distributors are:


                        AIM Variable Insurance Funds, Inc., ("AIM V.I. Funds") managed by A I M Advisors, Inc., and distributed by AIM Distributors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

                        BT Insurance Funds Trust (the "BT Insurance Trust") managed by Bankers Trust Company, 130 Liberty Street, (One Bankers Trust Plaza), New York, NY 10006 and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581.



                        Delaware Group Premium Fund, Inc. ("Delaware Group") managed by Delaware Management Company One Commerce Square Philadelphia, PA 19103 and for International and Emerging Markets, Delaware International Advisors, Ltd. 80 Cheapside London, England ECV2 6EE and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103.



                        Dreyfus Variable Investment Fund ("Dreyfus Variable Fund") managed by The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166 and distributed by Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109.



                        Variable Insurance Products Fund ("Fidelity VIP"), and Variable Insurance Products Fund III ("Fidelity VIP III"), managed by Fidelity Management & Research Company and distributed by Fidelity Distribution Corporation, 82 Devonshire Street, Boston, MA 02103;



                        Investors Fund Series ("Investor Fund") managed by Scudder Kemper Investments, Inc., 345 Park Avenue, New York, NY 10166 and distributed by Kemper Distributors, Inc., 222 South Riverside Plaza, Chicago, IL 60606.



                        Liberty Variable Investment Trust ("Liberty Variable Trust") managed by Liberty Advisory Services Corp., 125 High Street, Boston, MA 02110 and sub-advised by Colonial, and distributed by Liberty Financial Investments, Inc., One Financial Center, Boston, MA 02110



                        Lincoln National Bond Fund, Inc. and Lincoln National Money Market Fund, Inc., managed by Lincoln Investment Management, Inc. 200 East Berry St., Fort Wayne, IN 46802;



                        MFS-Registered Trademark- Variable Insurance Trust ("MFS Variable Trust"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;



                        OCC Accumulation Trust ("OCC Trust") (formerly Quest for Value Accumulation Trust), managed by OpCap Advisors (formerly Quest for Value Advisors) and distributed by OCC Distributors (formerly Quest for Value Distributors), One World Financial Center, New York, NY 10281.



                    Three AIM V.I. Funds are available under the Contracts:



                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund;
                        AIM V.I. International Equity Fund.



                    One Fund of BT INSURANCE TRUST is available under the
                    Contracts:



                        Equity 500 Index Fund.



                    Nine Funds of DELAWARE GROUP are available under the
                    Contracts:



                        Decatur Total Return Series;
                        Devon Series;
                        Social Awareness Series;
                        REIT Series;
                        Small Cap Value Series;
                        Trend Series;

                    International Equity Series;
                    Emerging Markets Series;
                        Delchester Series.



                    One Fund of DREYFUS VARIABLE FUND is available under the
                    Contracts:



                        Dreyfus Small Cap Portfolio.



                    Three Funds of FIDELITY VIP are available under the
                    Contracts:



                        Fidelity VIP Growth Portfolio;
                        Fidelity VIP Equity-Income Portfolio;
                        Fidelity VIP Overseas Portfolio.



                    One Fund of FIDELITY VIP III is available under the
                    Contracts:



                        Fidelity VIP III Growth Opportunities Portfolio.



                    Two Funds of INVESTORS FUND are available under the
                    Contracts:



                        Kemper Government Securities Portfolio;
                        Kemper Small Cap Growth Portfolio.



                    Two Funds of LIBERTY VARIABLE TRUST are available under the
                    Contracts:



                        Colonial U.S. Stock Fund;
                        Newport Tiger Fund.



                    The Lincoln National Bond Fund is available under the Contracts.



                    The Lincoln National Money Market Fund is available under the Contracts.



                    Four Funds of MFS VARIABLE Trust are available under the
                    Contracts:



                        MFS Total Return Series;
                        MFS Utilities Series;
                        MFS Emerging Growth Series;
                        MFS Research Series.



                    Two Funds of OCC Trust are available under the Contracts:



                        Global Equity Portfolio;
                        Managed Portfolio.


                    The investment advisory fees charged the Funds by their advisers are shown in the Fee Table under Fees and Expenses in this Prospectus.


                    There follows a brief description of the investment objective of each Fund which are described more fully in the attached Fund prospectuses. There can be no assurance that any Fund will achieve its stated investment objectives.



                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks growth of capital principally through investment in common stocks of seasoned and better capitalized companies considered by AIM to have strong earnings momentum. Current income will not be an important criterion of investment selection, and any such income should be considered incidental.



                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.



                    AIM V.I. INTERNATIONAL EQUITY FUND (Large Cap Stocks): Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities the issuers of which are considered by AIM to have strong earnings momentum. Any income realized by the Fund will be incidental and will not be an important criterion in the selection of portfolio securities.



                    BT INSURANCE TRUST EQUITY 500 INDEX FUND (Large Cap Stocks):
                    Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index before the deduction of Fund expenses.



                    DELAWARE GROUP DECATUR TOTAL RETURN SERIES (Large Cap Stocks): Seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income. It invests generally, but not exclusively, in common stocks and income-producing securities convertible into common stocks, consistent with the Series' objective.



                    DELAWARE GROUP DEVON SERIES (Large Cap Stocks): Seeks current income and capital appreciation. The Series will seek to achieve its objective by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes have the potential for above-average dividend increases over time. Under normal circumstances, the Series will invest at least 65% of its total assets in dividend paying common stocks.



                    DELAWARE GROUP SOCIAL AWARENESS SERIES (Specialty): Seeks to achieve long-term capital appreciation. The Series seeks to achieve its objective by investing primarily in equity securities of medium to large-sized companies expected to grow over time that meet the Series' "Social Criteria" strategy.



                    DELAWARE GROUP REIT SERIES (Specialty): Seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry.



                    DELAWARE GROUP SMALL CAP VALUE SERIES (Small Cap Stocks):
                    Seeks capital appreciation by investing primarily in small cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis will also be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.



                    DELAWARE GROUP TREND SERIES (Small Cap Stocks): Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the market place and to have fundamental characteristics to support growth. Income is not an objective.



                    DELAWARE GROUP INTERNATIONAL EQUITY SERIES (International Equity): Seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income. It invests in a broad range of equity securities of foreign issuers, including common stocks, preferred stocks, convertible securities and warrants, consistent with the Series' objective.



                    DELAWARE GROUP EMERGING MARKETS SERIES (Specialty): Seeks to achieve long-term capital appreciation. The Series seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.



                    DELAWARE GROUP DELCHESTER SERIES (High Yield Bonds): Seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high-yield bonds commonly known as junk bonds), U.S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

                    DREYFUS VARIABLE FUND SMALL CAP PORTFOLIO (Small Cap Stocks): Seeks to maximize capital appreciation.



                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's Composite Index of 500 Stocks.



                    FIDELITY VIP GROWTH PORTFOLIO(Large Cap Stocks): Seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.



                    FIDELITY VIP OVERSEAS PORTFOLIO (International Equity):
                    Seeks long term growth of capital by investing mainly in foreign securities.



                    FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO (Large Cap Stocks): Seeks capital growth by investing primarily in common stocks and securities convertible into common stocks.



                    INVESTORS FUND KEMPER GOVERNMENT SECURITIES PORTFOLIO (Intermediate Term Bonds): Seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.



                    INVESTORS FUND KEMPER SMALL CAP GROWTH PORTFOLIO (Small Cap Stocks): Seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.



                    LIBERTY VARIABLE TRUST COLONIAL U.S. STOCK FUND (Large Cap Stocks): Seeks long-term capital growth by investing primarily in large-cap equity securities.



                    LIBERTY VARIABLE TRUST NEWPORT TIGER FUND (Specialty): Seeks long-term capital growth by investing primarily in equity securities of companies located in the nine Tigers of Asia (Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, China and the Philippines).



                    LINCOLN NATIONAL BOND FUND (Long-Term Bonds): Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.



                    LINCOLN NATIONAL MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital. The Fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally-charted banks and U.S. branches of foreign banks.



                    MFS VARIABLE TRUST EMERGING GROWTH SERIES (Large Cap Stocks): Seeks long-term growth of capital by investing primarily in common stocks of companies management believes to be early in their life cycle but which have the potential to become major enterprises.



                    MFS VARIABLE TRUST RESEARCH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital and future income.



                    MFS VARIABLE TRUST TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income, (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                    MFS VARIABLE TRUST UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

                    OCC TRUST GLOBAL EQUITY PORTFOLIO (International Stocks):
                    Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.



                    OCC TRUST MANAGED PORTFOLIO (Balanced or Total Return):
                    Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.



                    The Delaware Group Delchester Series, Delaware Group Emerging Market Series, Dreyfus Variable Fund Small Cap Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Overseas Portfolio, MFS Variable Trust Emerging Growth Series, MFS Variable Trust Research Series, MFS Variable Trust Total Return Series, MFS Variable Trust Utilities Series, OCC Trust Global Equity Portfolio, and the OCC Trust Managed Portfolio funds may invest in non-investment grade, high yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund prospectuses.


                    With respect to a Trust, the adviser and/or the distributor, or an affiliate thereof, may compensate Lincoln Life (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Trust attributable to the Contracts along with certain other variable contracts issued or administered by Lincoln Life (or an affiliate).

                    GENERAL

                    There is no assurance that the investment objective of any of the Funds will be met. Contract Owners bear the complete investment risk for Annuity Account Values allocated to a Variable Account Sub-Account. Each such Sub-Account involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Contract Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Contracts. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by Lincoln Life (See "Premium Payments and Contract Value-Allocation of Premium Payments").


                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of Lincoln Life and other life insurance companies. The Trusts do not foresee any disadvantage to Contract Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Trusts' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.


                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of Lincoln Life, further investment in such shares should become inappropriate in view of the purpose of the Contracts or in view of legal regulatory or federal income tax restrictions, Lincoln Life may substitute shares of another Fund. No substitution of securities in any Sub-Account may take place without prior approval of the Commission and under such requirements as it may impose.

                    VOTING RIGHTS

                    In accordance with its view of present applicable law, Lincoln Life will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Trust in accordance with written instructions received from persons having the voting interest in the Variable Account. Lincoln Life will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Trusts do not hold regular meetings of shareholders. Shareholder votes take place whenever state law or the 1940 Act so require, for example on certain elections of Board of Trustees, the initial approval of investment advisory contracts and changes in investment objectives and fundamental investment policies.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by Lincoln Life not more than sixty (60) days prior to the meeting of the particular Trust. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

PREMIUM PAYMENTS AND CONTRACT VALUE

                    PREMIUM PAYMENTS


                    The Contracts may be purchased under a flexible premium payment plan. Premium Payments are payable in the frequency and in the amount selected by the Contract Owner. The initial Premium Payment is due on the Effective Date. It must be at least $10,000 (for Qualified Contracts $2,000). Subsequent Premium Payments must be at least $100. Lincoln Life reserves the right to decline any application or order to purchase or Premium Payment. A Premium Payment in excess of $1 million requires preapproval by the Lincoln Life.


                    Lincoln Life may, at its sole discretion, offer special premium payment programs and/or waive the minimum payment requirements.

                    The Contract Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    If no Premium Payments have been made for three consecutive years and the Annuity Account Value decreases to less than $1,000 during that period, or if any partial withdrawal decreases the Annuity Account Value to less than $1,000, Lincoln Life reserves the right to cancel the Contract and pay the Owner an adjusted Annuity Account Value. Lincoln Life will provide the Owner at least 30 days advance notice of its intended action. During the notification period, the Owner may make an additional Premium Payment to meet the minimum value requirements and avoid cancellation of the Contract.

                    ALLOCATION OF PREMIUM PAYMENTS

                    Premium Payments are allocated to one or more of the appropriate Sub-Accounts within the Variable Account and Fixed Account as selected by the Contract Owner. For each Variable Account Sub-Account, the Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited to the Contract is determined by dividing the Premium Payment allocated to the Sub-Account by the value of the Accumulation Unit for the Sub-Account.

                    Lincoln Life will allocate the initial Premium Payment directly to the Sub-Account(s) selected by the Owner unless state law requires, during the right-to-examine period, a refund of Premium Payments rather than Annuity Account Value.

                    In such cases, the initial Premium Payment will be allocated to the money market account until the right-to-examine period has expired.


                    Transfers do not necessarily affect the allocation instructions for payments. Subsequent payments will be allocated as directed by the Owner; if no direction is given, the allocation will be that which has been most recently directed for payments by the Owner. The Owner may change the allocation of future payments without fee, penalty or other charge upon written notice to Lincoln Life's Home Office. A change will be effective for payments received on or after receipt of the notice of change.



                    Any Premium Payment at the time of any allocation may be allocated to a single or multiple sub-accounts in whole percentages (e.g., 12%). No allocation can be made which would result in a Variable Account Sub-Account of less than $50 or a Fixed Account Sub-Account value of less than $2,000.


                    Lincoln Life may, at its sole discretion, waive minimum premium allocation requirements or minimum Variable Account Sub-Account requirements.

                    For initial Premium Payments, if the application for or order to purchase a Contract is in good order, Lincoln Life will apply the Premium Payment to the Variable Account and credit the Contract with Accumulation Units within two business days of receipt at the Accumulation Unit Value for the Valuation Period during which the Premium Payment is accepted unless state law requires, during the right-to-examine period, a refund of Premium Payments rather than Annuity Account Value.

                    If the application or order to purchase for a Contract is not in good order, Lincoln Life will attempt to get it in good order or Lincoln Life will return the application or order to purchase and the Premium Payment within five business days. Lincoln Life will not retain a Premium Payment for more than five business days while processing an incomplete application or order to purchase unless it has been so authorized by the purchaser.

                    For each subsequent Premium Payment, Lincoln Life will apply such payment to the Variable Account and credit the Contract with Accumulation Units at the Accumulation Unit Value for the Valuation Period during which each such payment was received in good order.

                    OPTIONAL VARIABLE ACCOUNT SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Contract Owner may elect to enroll in either of the following programs. However, both programs cannot be in effect at the same time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging is a program which, if elected by the Contract Owner, systematically allocates specified dollar amounts from the Money Market Sub-Account or the One-Year Fixed Account Sub-Account to one or more of the Contract's Variable Account Sub-Accounts at regular intervals as selected by the Contract Owner. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations.


                    Dollar Cost Averaging may be selected by establishing a Money Market Sub-Account of at least $1,000 or a One-Year Fixed Account Sub-Account with a value of at least $2,000. The minimum amount per month to allocate is $50. Enrollment in this program may occur at any time by calling or writing Lincoln Life's Home Office or by providing the information requested on the Dollar Cost Averaging election form to Lincoln Life and ensuring that sufficient value is in the Money Market Sub-Account or the One-year Fixed

                    Account Sub-Account. Transfers to any Fixed Account Sub-Account or from a Fixed Account Sub-Account other than the One-Year Fixed Account Sub-Account are not permitted under Dollar Cost Averaging. Lincoln Life may, upon occasion, offer a Fixed Account Sub-Account for periods of less than one year solely for the purpose of Dollar Cost Averaging. Lincoln Life may, at its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.


                    Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the value of the Money Market Sub-Account or the One-Year Fixed Sub-Account is insufficient to complete the next transfer; (3) the Owner requests termination by telephone or in writing and such request is received at least one week prior to the next scheduled transfer date to take effect that month; or (4) the Contract is surrendered.

                    The Dollar Cost Averaging program is not available following the Annuity Date. There is no current charge for Dollar Cost Averaging but Lincoln Life reserves the right to charge for this program.

                    Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing is an option which, if elected by the Contract Owner, periodically restores to a pre-determined level the percentage of Contract Value allocated to each Variable Account Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected when the Contract was purchased, unless subsequently changed. The Automatic Rebalancing allocation may be changed at any time by submitting a request to Lincoln Life.

                    If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Variable Account Sub-Accounts must be subject to Automatic Rebalancing. The Fixed Account Sub-Account is not available for Automatic Rebalancing.


                    Automatic Rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the Owner. Once the rebalancing option is activated, any Variable Account Sub-Account transfers executed outside of the rebalancing option will terminate the Automatic Rebalancing option. Any subsequent premium payment or withdrawal that modifies the net account balance within each Variable Account Sub-Account may also cause termination of the Automatic Rebalancing option. Any such termination will be confirmed to the Owner. The Owner may terminate the Automatic Rebalancing option or re-enroll at any time by calling or writing Lincoln Life's Home Office.


                    The Automatic Rebalancing program is not available following the Annuity Date. There is no current charge for Automatic Rebalancing but Lincoln Life reserves the right to charge for this program.

                    CONTRACT VALUE

                    The value of the Contract is the sum of the values attributable to the Contract for each Fixed and Variable Sub-Account. The value of each Variable Sub-Account is determined by multiplying the number of Accumulation Units attributable to the Contract in the Sub-Account by the value of an Accumulation Unit for the Sub-Account.

                    ACCUMULATION UNIT


                    Premium Payments allocated to the Variable Account are converted into Accumulation Units. This is done by dividing each Premium Payment by the value of an Accumulation Unit calculated at the end of the Valuation Period during which the Premium Payment is allocated to the Variable Account. The Accumulation Unit value for each Sub-Account was or will be established by Lincoln Life at the inception of the Sub-Account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:


                       (1)The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus


                       (2)The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and


                       (3)The result of (2) is divided by the number of
                          Sub-Account units outstanding at the beginning of the Valuation Period.


                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the Valuation Period.

CHARGES AND DEDUCTIONS


                    Various charges and deductions are made from Annuity Account Values and the Variable Account. Lincoln Life may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to cover actual cost of distribution of the Contracts. These charges and deductions are:


                    CONTINGENT DEFERRED SALES CHARGE (SALES LOAD)

                    Upon a partial withdrawal or full surrender, a Contingent Deferred Sales Charge (sales load) will be calculated and will be deducted from the Annuity Account Value. This Charge reimburses Lincoln Life for expenses incurred in connection with the promotion, sale and distribution of the Contracts. The Contingent Deferred Sales Charge applies only to those Premium Payments received within seven (7) years of the date of partial withdrawal or full surrender. In calculating the Contingent Deferred Sales Charge, Premium Payments are allocated to the amount surrendered or withdrawn on a first-in, first-out basis. After all Premium Payments have been deemed withdrawn, Lincoln Life will deem further withdrawals to be from net investment results. The amount of the Contingent Deferred Sales Charge is calculated by: (a) allocating Premium Payments to the amount withdrawn or surrendered; (b) multiplying each allocated Premium Payment that has been held under the Contract for the period shown below by the charge shown below:


                    YEARS SINCE PAYMENT    CHARGE
                    --------------------  --------
                            0-1               7%
                            1-2               6%
                            2-3               5%
                            3-4               4%
                            4-5               3%
                            5-6               2%
                            6-7               1%
                             7+               0


                    and (c) adding the products of each multiplication in (b) above. The charge will not exceed 7% of the Premium Payments. Any applicable negative Market Value Adjustment and Account Fee will be deducted before application of the Contingent Deferred Sales Charge. The charge is not imposed on any death benefit paid or upon amounts applied to an annuity option.

                    A Contract Owner may, during each Contract Year, withdraw up to fifteen percent (15%) of Premium Payments, or any remaining portion thereof, without incurring a Contingent Deferred Sales Charge. The earliest Premium Payments remaining in the Contract will be deemed withdrawn first under this Fifteen Percent Free provision. No Contingent Deferred Sales Charge will be deducted on withdrawals from Premium Payments which have been held under the Contract for more than seven (7) Contract Years or from annuity payments. Lincoln Life may also eliminate or reduce the Contingent Deferred Sales Charge under Lincoln Life procedures then in effect.

                    For a partial withdrawal, unless the Owner designates otherwise, the Contingent Deferred Sales Charge will be deducted proportionately from the Sub-Account(s) from which the withdrawal is to be made by cancelling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Sub-Account bears to the total of the values of the Sub-Accounts from which the partial withdrawal is made. If the value(s) of such Sub-Account(s) are insufficient, remaining Contingent Deferred Sales Charges will be deducted on a pro rata basis from all Sub-Accounts in proportion to the then current account value(s) of such Sub-Accounts unless the Owner and Lincoln Life agree otherwise.


                    To the extent that the Contingent Deferred Sales Charge is insufficient to cover the actual cost of distribution of the contracts, Lincoln Life may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to make up any difference.


                    MORTALITY AND EXPENSE RISK CHARGE


                    Lincoln Life deducts on each Valuation Date a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. The mortality risks assumed by Lincoln Life arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant in accordance with annuity rates guaranteed in the Contract and to pay death benefits that may exceed the Annuity Account Value. The expense risk assumed by Lincoln Life is that all actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, and the costs of other services may exceed the amount recovered from the Account Fee and the Administrative Expense Charge, each of which is described below.



                    If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by Lincoln Life. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to Lincoln Life. Lincoln Life expects to profit from this charge.


                    The Mortality and Expense Risk Charge is guaranteed by Lincoln Life and cannot be increased.

                    ADMINISTRATIVE EXPENSE CHARGE

                    Lincoln Life deducts on each Valuation Date an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account. This charge is to reimburse Lincoln Life for a portion of its expenses in administering the Contracts. This charge is guaranteed by Lincoln Life and cannot be increased.

                    ACCOUNT FEE


                    Lincoln Life deducts an annual Account Fee of $35 from the Annuity Account Value on the last Valuation Date of each Contract Year. This charge, like the Administrative Expense Charge, is to reimburse Lincoln Life for its expenses in administering the Contracts. Prior to the Annuity Date, this charge is deducted by cancelling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Sub-Account bears to the total Annuity Account Value. When the Contract is annuitized or surrendered for its full Surrender Value on other than a Contract Anniversary, the Account Fee will be prorated at the time of surrender or annuitization. The Account Fee will be waived for any Contract Year in which the Annuity Account Value equals or exceeds $100,000 as of the last Valuation Date of the Contract Year or at annuitization.


                    PREMIUM TAX EQUIVALENTS

                    Premium tax equivalents or other taxes payable to a state, municipality or other governmental entity will be charged against Annuity Account Value. Premium taxes currently imposed by certain states on the Contracts offered hereby range from 0% to 4.0% of Premiums paid. Some states assess premium taxes at the time Premium Payments are made; others assess premium taxes at the time annuity payments begin. Lincoln Life will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Variable Account; receipt by Lincoln Life of the Premium Payment(s); or commencement of annuity payments. Lincoln Life may, at its sole discretion, pay taxes when due and deduct an equivalent amount reflecting investment experience from the Annuity Account Value at a later date. Payment at an earlier date does not waive any right Lincoln Life may have to deduct amounts at a later date.

                    INCOME TAXES

                    While Lincoln Life is not currently maintaining a provision for federal income taxes, Lincoln Life has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account. Lincoln Life will deduct for any income taxes incurred by it as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient.

                    FUND EXPENSES

                    There are other deductions from, and expenses paid out of, the assets of the Funds which are described in the accompanying Funds' prospectuses.

                    TRANSFER FEE

                    Prior to the Annuity Date, a Contract Owner may transfer all or a part of the Annuity Account Value in a Sub-Account to another Sub-Account without the imposition of any transfer fee or charge if there have been no more than twelve transfers made in the Contract Year. For additional transfers, Lincoln Life reserves the right to deduct a transfer fee of up to $10 per transfer. Prescheduled automatic Dollar Cost Averaging or Automatic Rebalancing transfers are not counted toward the twelve transfer limit. Lincoln Life reserves the right to charge a fee of up to $10 for each transfer after the Annuity Date. The transfer fee at any given time will not be set at a level greater than its cost and will contain no element of profit.

                    RIDER CHARGES



                    A fee or expense may also be deducted in connection with any benefits added to the Contract by rider or endorsement. See the rider for any applicable fee or expense.


                    DEATH BENEFITS

                    DEATH BENEFITS PROVIDED BY THE CONTRACTS

                    In the event of death of the Contract Owner (or the Annuitant, if the Owner is a non-natural person) prior to the Annuity Date, a death benefit is payable to the Beneficiary designated by the Owner upon due proof of death (a certified copy of the Death Certificate) of the Owner. If there is no designated Beneficiary, or contingent Beneficiary,
                    Lincoln Life will, within seven (7) days of receipt of due proof of death of Owner, Beneficiary and contingent Beneficiary, pay the death benefit in one lump sum to the deceased Owner's estate.

                    If the death of any annuitant occurs on or after the Annuity Date, no death benefit will be payable under the Contract except as may be provided under the Annuity Option elected.

                    AMOUNT OF DEATH BENEFIT

                    The amount of the death benefit is determined as of the effective date or deemed effective date of the death benefit election (see "Election and Effective Date of Election"), and is equal to the greatest of --
                    (a) the Annuity Account Value for the Valuation Period
                        during which the death benefit election is effective or deemed to become effective;
                    (b) the sum of all the Premium Payments made under the
                        Contract, less the sum of all partial withdrawals; or
                    (c) the highest Annuity Account Value ever attained on a
                        Contract Anniversary date occurring on or before the Owner's 80th birthday, with adjustments for any subsequent Premium Payments, partial withdrawals and charges made since such Contract Anniversary Date.

                    On or after Owner's 90th birthday, the amount of the death benefit is the greater of (a) and (b) above.


                    No Market Value Adjustment (see "Market Value Adjustment") or withdrawal charges are assessed against amounts which are applied toward payment of a death benefit.


                    Upon a transfer of ownership, the death benefit becomes the greatest of --
                    (a) the Annuity Account Value for the Valuation Period
                        during which the death benefit election is effective or deemed to become effective;
                    (b) the sum of Premium Payments made less the sum of
                        withdrawals made on or before the date of transfer, adjusted for any subsequent Premium Payments and partial withdrawals made under the Contract; or
                    (c) the highest Annuity Account Value ever attained on a
                        Contract Anniversary date subsequent to the date of transfer occurring on or before the new Owner's 80th birthday, with adjustments for any subsequent Premium Payments, partial withdrawals and charges made since such Contract Anniversary Date.

                    On or after the then current Owner's 90th birthday, the amount of the death benefit is the greater of (a) and (b) above.

                    ELECTION AND EFFECTIVE DATE OF ELECTION

                    Unless specified in writing by the Owner the Beneficiary may, at any time before the end of the sixty (60) day period immediately following receipt of due proof of death by Lincoln Life, elect the death benefit to be paid as follows:
                    1. the payment of the entire death benefit on a specified date, which must be within five years of the date of the death of the Owner or Annuitant, whichever is applicable; or
                    2. payment over the lifetime of the designated Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within one year of the date of death of the Owner or Annuitant, whichever is applicable (see "Annuity Provisions -- Annuity Options"); or
                    3. payment in accordance with one of the settlement options under the Contract (see "Annuity Provisions -- Annuity Options"); or
                    4. if the designated Beneficiary is the Owner's spouse, he/she can continue the Contract in his/her own name.

                    Payment amounts may vary with their frequency and duration (see "Annuity Provisions -- Annuity Options"). To the extent that the Beneficiary elects a variable payment option, the Beneficiary will bear the investment risk associated with the performance of the underlying Fund(s) in which the relevant Variable Sub-Account invest(s).

                    Such election may be made by filing with Lincoln Life a statement in writing specifying the method by which the death benefit shall be paid and such election shall become effective on the later of (a) the date the election is received by Lincoln Life, and (b) the date due proof of death of the Owner is received by Lincoln Life. Payments will begin thirty (30) days after the effective date of the election.

                    If no payment option is elected, a single sum settlement will be made by Lincoln Life within seven (7) days of the end of the sixty (60) day period following receipt of due proof of death of the Owner or Annuitant as applicable.

                    If the Owner is a non-natural person, then for purposes of the death benefit, the Annuitant shall be treated as the Owner, except that in such case a change of annuitant would be treated as a death of the annuitant.

                    DEATH OF THE ANNUITANT BEFORE THE ANNUITY DATE

                    If the Annuitant dies prior to the Annuity Date and the Annuitant is different from the Contract Owner, the Contract Owner, if a natural person, may designate a new Annuitant. Unless and until one is designated, the Contract Owner will be the Annuitant. If the Contract Owner is not a natural person, then the death benefit, valued as described in "Amount of Death Benefit" but based on the Annuitant, is paid on due proof of the Annuitant's death.

                    DEATH OF THE ANNUITANT AFTER THE ANNUITY DATE

                    If the Annuitant dies after the Annuity Date, the death benefit, if any, will be as specified in the Annuity Option elected.

                    Lincoln Life will require due proof of the Annuitant's death. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

OTHER CONTRACT FEATURES

                    OWNERSHIP


                    The Contract Owner has all rights and may receive all benefits under the Contract. The Contract Owner may change the Contract Owner at any time. If the Contract Owner dies, a death benefit will be paid to the Beneficiary upon proof of the Contract Owner's death. If the Owner is a corporation, partnership or other non-natural person, the death benefit is paid upon receipt of due proof of the Annuitant's death. A change of Contract Owner will automatically revoke any prior designation of Contract Owner. A request for change must be: (1) made in writing; and (2) received by Lincoln Life at its Home Office. The change will become effective as of the date the written request is signed. A new designation of Contract Owner will not apply to any payment made or action taken by Lincoln Life prior to the time it was received.


                    For non-qualified contracts, in accordance with Code Section 72(u), a deferred annuity contract held by a corporation or other entity that is not a natural person is not treated as an annuity contract for tax purposes. Income on the contract is treated as ordinary income received by the owner during the taxable year. But in accordance with Code Section 72(u), an annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

                    ASSIGNMENT


                    The Contract Owner may assign the Contract at any time during his or her lifetime. Unless provided otherwise, an assignment will not affect the interest of any previously indicated Beneficiary. Lincoln Life will not be bound by any assignment until written notice is received by Lincoln Life at its Home Office. Lincoln Life is not responsible for the validity of any assignment. Lincoln Life will not be liable as to any payment or other settlement made by Lincoln Life before such assignment has been recorded at Lincoln Life's Home Office.


                    If the Contract is issued pursuant to a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

                    BENEFICIARY

                    The Beneficiary is named when the Contract is applied for and, unless changed, is entitled to receive any death benefits to be paid. Prior to the Annuity Date, death benefits are paid to the Beneficiary on the death of the Owner.

                    CHANGE OF BENEFICIARY


                    The Contract Owner may change a Beneficiary by filing a written request with Lincoln Life at its Home Office unless an irrevocable Beneficiary designation was previously filed. After the change is recorded, it will take effect as of the date the request was signed. If the request reaches the Lincoln Life's Home Office after the death of the Annuitant or Contract Owner, as applicable, but before any payment is made, the change will be valid. Lincoln Life will not be liable for any payment made or action taken before it records the change.


                    ANNUITANT

                    The Annuitant must be a natural person. The maximum age of the Annuitant on the date the Contract is issued is 90 years old. The Annuitant may be changed at any time prior to the Annuity Date unless the Contract is owned by a non-natural person. Joint Annuitants are allowed at the time of annuitization only, if Lincoln Life chooses to make a joint and survivor annuity payment option available in addition to the options provided in the Contract. The Annuitant has no rights or privileges prior to the Annuity Date. When an Annuity Option is elected, the amount payable as of the Annuity Date is based on the age and gender classification (in accordance with state law) of the Annuitant, as well as the Option selected and the Annuity Account Value.

                    TRANSFER OF CONTRACT VALUES BETWEEN SUB-ACCOUNTS

                    Prior to the Annuity Date, the Contract Owner may transfer all or part of the Annuity Account Value in a Sub-Account to another Sub-Account without the imposition of any fee or charge if there have been no more than twelve transfers made in the Contract Year. For additional transfers, Lincoln Life reserves the right to deduct a transfer fee of up to $10 (See "Charges and Deductions -- Transfer Fee"). This Contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

                    Repeated patterns of frequent transfers are disruptive to the operation of the Sub-Accounts, and should Lincoln Life become aware of such disruptive practices, Lincoln Life may refuse to permit more than 12 transfers in any year and may modify the transfer provisions of the Contract.

                    There may be limits on the amount that can be transferred from each Fixed Account Sub-Account during a Contract Year.

                    After the Annuity Date, provided a variable annuity option was selected, the Contract Owner may make up to three transfers between Variable Sub-Accounts in any Contract Year.

                    All transfers are subject to the following:
                    a. The deduction of any transfer fee that may be imposed.
                       The transfer fee will be deducted from the amount which is transferred if the entire amount in the Sub-Account is being transferred, otherwise from the Sub-Account from which the transfer is made.
                    b. The minimum amount which may be transferred is the lesser of (i) $2,000 per Fixed Account Sub-Account or $50 per Variable Account Sub-Account; or (ii) the Contract Owner's entire interest in the Sub-Account. Lincoln Life, at its sole discretion may waive these minimum requirements.
                    c. No partial transfer will be made if the Contract Owner's remaining Contract Value in Fixed Account Sub-Account will be less than $2,000 or in the Variable Sub-Account will be less than $50.

                    d. Transfers involving Variable Account Sub-Accounts will
                       reflect the purchase or cancellation of Variable Accumulation Units having an aggregate value equal to the dollar amount being transferred to or from a particular Variable Account Sub-Account. The purchase or cancellation of units shall be made using Variable Accumulation Unit Values of the applicable Variable Account Sub-Account at the end of the Valuation Period during which the transfer request is received in good order at Lincoln Life's Home Office. However, no transfer may be made effective within seven calendar days of the date on which the first annuity payment is due. Transfers are not permitted during the right-to-examine period.

                    e. Any transfer request must clearly specify the amount
                       which is to be transferred and the Sub-Accounts which are to be affected.
                    f. Transfers of all or a portion of any Fixed Account
                       Sub-Account values (other than transfers pursuant to the Dollar Cost Averaging program or at the end of a Guaranteed Period) are subject to any applicable Market Value Adjustment;
                    g. Lincoln Life reserves the right to defer transfers from any Fixed Account Sub-Account for up to six months after date of receipt of the transfer request;

                    h. Transfers involving the Variable Account Sub-Accounts are subject to such restrictions as may be imposed by the Funds;
                    i. Lincoln Life reserves the right at any time and without prior notice to any party to terminate, suspend or modify the transfer privileges described above.
                    j. After the Annuity Date, transfers may not take place
                       between a Fixed Annuity Option and a Variable Annuity Option.
                    k. Lincoln Life reserves the right to reject any premium
                       allocation or transfer which would cause the Fixed Account Sub-Account values in aggregate to exceed then current Lincoln Life limits.


                    Transfers between Sub-Accounts may be made by calling or writing Lincoln Life's Home Office. Transfer requests must be received prior to 4:00 Eastern Time in order to be effective that day.


                    Transfers between any Sub-Accounts may be suspended or postponed during any period in which the New York Stock Exchange is closed or has suspended trading.

                    PROCEDURES FOR TELEPHONE TRANSFERS


                    Owners may effect telephone transfers by calling Lincoln Life's Home Office.


                    Lincoln Life will take the following procedures to confirm that instructions communicated by telephone are genuine. Before a service representative accepts any request, the caller will be asked for specific information to validate the request. All calls will be recorded. All transactions performed will be confirmed by Lincoln Life in writing. Lincoln Life is not liable for any loss, cost or expense for acting on telephone instructions which are believed to be genuine in accordance with these procedures.

                    SURRENDERS AND PARTIAL WITHDRAWALS

                    While the Contract is in force and before the Annuity Date, Lincoln Life will, upon written request to Lincoln Life by the Contract Owner, allow the surrender or partial withdrawal of all or a portion of the Contract for its Surrender Value. Surrenders or partial withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account in the ratio that the value of each Sub-Account bears to the total Annuity Account Value, unless the Contract Owner specifies in writing in advance which units are to be cancelled. Lincoln Life will pay the amount of any surrender or partial withdrawal within seven (7) days of receipt of a valid request, unless the "Delay of Payments" provision is in effect. (See "Delay of Payments and Transfers")

                    Certain tax withdrawal penalties and restrictions may apply to surrenders and partial withdrawals from Contracts. (See "Tax Matters.") Contract Owners should consult their own tax counsel or other tax adviser regarding any surrenders and partial withdrawals.

                    The Surrender Value is the Annuity Account Value for the Valuation Period next following the Valuation Period during which the written request to Lincoln Life for surrender is received, reduced, in the case of full surrender, by the sum of:
                    A. any applicable premium tax equivalents not previously
                       deducted;
                    B. any applicable Account Fee; and
                    C. any applicable Contingent Deferred Sales Charge; and
                       for partial withdrawals, by the sum of A and C above.

                    RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM



                    Title 8, Section 830.105 of the Texas Government Code, consistent with prior interpretations of the Attorney General of the State of Texas, permits participants in the Texas Optional Retirement Program "ORP" to redeem their interest in a variable annuity contract issued under the ORP only upon:


                    1. Termination of employment in all institutions of higher education as defined in Texas law;


                    2. Retirement; or


                    3. Death.



                    Accordingly, a participant in the ORP will be required to obtain a certificate of termination from the participant's employer before accounts can be redeemed.


                    DELAY OF PAYMENTS AND TRANSFERS

                    Lincoln Life reserves the right to suspend or postpone payment of proceeds or transfers for any period when:
                    1. the New York Stock Exchange is closed (other than
                       customary weekend and holiday closings);
                    2. trading on the New York Stock Exchange is restricted;
                    3. an emergency exists as a result of which disposal of
                       securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or
                    4. during any other period when the Commission, by order, so permits for the protection of Contract Owners.

                    The applicable rules and regulations of the Commission will govern as to whether the conditions described in 2. and 3. exist.

                    Lincoln Life reserves the right to defer the payment or transfer of amounts withdrawn from any Fixed Account Sub-Account for a period not to exceed six months from the date written request for such withdrawal or transfer is received by Lincoln Life. If payment or transfer is deferred beyond thirty (30) days, Lincoln Life will pay interest of not less than 3% per year on amounts so deferred.

                    In addition, payment of the amount of any withdrawal derived, all or in part, from any Premium Payment paid to Lincoln Life by check or draft may be postponed until Lincoln Life determines the check or draft has been honored.

                    CHANGE IN OPERATION OF VARIABLE ACCOUNT

                    At Lincoln Life's election and subject to the approval of persons having voting rights under the Contracts, the Variable Account may be operated as a management company under the 1940 Act or any other form permitted by law; de-registered under the 1940 Act in the event registration is no longer required (deregistration of the Variable Account requires an order by the Commission); or combined with one or more other separate accounts. To the extent permitted by applicable law, Lincoln Life also may transfer the assets of the Variable Account associated with the Contracts to another account or accounts. In the event of any change in the operation of the Variable Account pursuant to this provision, Lincoln Life may make appropriate endorsement to the Contracts to reflect the change and take such other action as may be necessary and appropriate to effect the change.

                    MODIFICATION

                    Upon notice to the Owner (or the Payee(s) during the Annuity Period), the Contracts may be modified by Lincoln Life if such modification: (i) is necessary to make the Contracts or the Variable Account comply with, or take advantage of, any law or regulation issued by a governmental agency to which Lincoln Life or the Variable Account is subject; or (ii) is necessary to attempt to assure continued qualification of the Contracts under the Code or other federal or state laws relating to retirement annuities or annuity contracts; or
                    (iii) is necessary to reflect a change in the operation of the Variable Account or its Sub-Account(s) (See "Change in Operation of Variable Account"); or (iv) provides additional Variable Account and/or fixed accumulation options. In the event of any such modification, Lincoln Life may make appropriate endorsement to the Contracts to reflect such modification.

                    In addition, upon notice to the Owner, the Contracts may be modified by Lincoln Life to change the withdrawal charges, Account Fees, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly fixed annuity payment, and the formula used to calculate the Market Value Adjustment, provided that such modification shall apply only to Contracts established after the effective date of such modification. In order to exercise its modification rights in these particular instances, Lincoln Life must notify the Owner of such modification in writing. All of the charges and the annuity tables which are provided in the Contracts prior to any such modification will remain in effect permanently, unless improved by Lincoln Life, with respect to Contracts established prior to the effective date of such modification.

                    DISCONTINUANCE

                    Lincoln Life reserves the right to limit or discontinue the offer and issuance of new Contracts. Such limitation or discontinuance shall have no effect on rights or benefits with respect to any Contracts issued prior to the effective date of such limitation or discontinuance.

ANNUITY PROVISIONS

                    ANNUITY DATE; CHANGE IN ANNUITY DATE AND ANNUITY OPTION


                    The Contract Owner selects an Annuity Date at the time of application or order to purchase. The Contract Owner may, upon at least forty-five (45) days prior written notice to Lincoln Life, at any time prior to the Annuity Date, change the Annuity Date. The new Annuity Date must be at least 30 days after the effective date of the change. If the Income Payment is a 100% Fixed Income Payment, the first Income Payment Date under the Settlement Option selected will be at least 30 days after the Annuity Date as selected by the Owner. If the Income Payment is any part a variable Income Payment, the first Income Payment under the settlement option selected will be 14 days after the Valuation Period which ends immediately preceding the Annuity Date as selected by the Owner. The Annuity Date may not be later than the month following the Annuitant's 90th birthday.



                    The Contract Owner may, upon at least forty-five (45) days prior written notice to Lincoln Life, at any time prior to the Annuity Date, select and/or change the Annuity Option. The Annuity Date will then be automatically changed to the date of such annuitization.


                    PENALTY-FREE ANNUITIZATION


                    At any time the Owner may request in writing payment of the then current Annuity Account Value in accordance with any one of the settlement options set forth in the Contract. In such event, no Contingent Deferred Sales Charge or Market Value Adjustment will be imposed at the time such settlement is made.

                    ANNUITY OPTIONS


                    Instead of having the proceeds paid in one sum, the Contract Owner may select one of the Annuity Options. These may be on a fixed or variable basis, or a combination thereof. However, if the amount to be applied under any settlement option is less than $5,000, or if the first income payment payable in accordance with such option is less than $50, Lincoln Life reserves the right to pay the adjusted value in a single payment to the payee designated by the Owner. If the Annuity Option elected results in a payment less than the minimum payment required by the Contract, Lincoln Life reserves the right to change the frequency of payments to an interval that will provide the minimum payment amount. The Annuity Option must be selected at least 30 days prior to the Annuity Date. If no such selection is made, the adjusted Annuity Account Value will be applied under a life Annuity with 120 months guaranteed. In such situation, the adjusted Annuity Account Value on the Annuity Date will be applied to either a fixed option or a variable option in proportion to the Annuity Account Value in the Fixed Account or the Sub-Accounts, respectively, on the Annuity Date. Lincoln Life also may make available other settlement options. Lincoln Life uses sex distinct or unisex annuity rate tables when determining appropriate annuity payments.



                    GUARANTEED MINIMUM INCOME PAYMENT RIDER



                    Lincoln Life may offer in the future a rider benefit that will allow a Contract Owner to receive a guaranteed minimum income payment regardless of the investment results of the Sub-Accounts in which the Contract Owner has allocated Premium Payments. Where a Contract Owner elects the rider, each annuity payment will be the greater of the annuity payment under the settlement option elected by the Contract Owner or the guaranteed minimum income payment provided by the rider. It is anticipated an annual charge of up to 0.50% will be deducted from the Contract's average daily net assets while the rider is in effect. If Lincoln Life offers the guaranteed minimum income payment rider, it is expected to provide that a Contract Owner may request to annuitize the Contract under the terms of the rider during certain benefit option periods, as specified in the rider.


                    FIXED OPTIONS

                    Under a fixed option, once the selection has been made and payments have begun, the amount of the payments will not vary. The fixed options currently available are:


                    FIRST OPTION -- LIFE ANNUITY. An annuity which provides annuity payments during the lifetime of the Annuitant, ceasing with the last payable due prior to the death of the Annuitant.



                    SECOND OPTION -- LIFE ANNUITY WITH CERTAIN PERIOD. An annuity which provides annuity payments during the lifetime of the Annuitant and further provides that if at the death of an Annuitant payments have been made for less than the elected certain period, which may be 120 or 240 months, the annuity payments will continue for the remainder of elected certain period.



                    THIRD OPTION -- CASH REFUND LIFE ANNUITY. An annuity which provides annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, with the guarantee that upon the death of the Annuitant, if: (a) the total dollar amount applied to the purchase this Fixed Income Payment option is greater than; (b) the Fixed Income Payment multiplied by the number of Income Payments paid prior to death; then a refund payment equal to the dollar amount of

                    (a) minus (b) will be made after the death claim is approved by the Company for payment and the Company is in receipt of:
                    (a) proof of death acceptable to the Company; (b) written authorization for payment; and (c) all claim forms, fully completed.



                    FOURTH OPTION -- JOINT LIFE ANNUITY. An annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, ceasing with the last payment due prior to the last death of the joint annuitants.



                    FIFTH OPTION -- JOINT LIFE AND TWO-THIRDS TO SURVIVOR ANNUITY. An annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, with the two-thirds of such amount payable during the remaining lifetime of the survivor and ceasing with the last payment due prior to the last death of the joint annuitants.



                    SIXTH OPTION -- JOINT LIFE ANNUITY WITH CERTAIN PERIOD. An annuity which provides annuity payments during the joint lifetime of the Annuitant and Joint Annuitant and further provides that if after death of both Annuitants payments have been made for less than the elected certain period, which may be 120 or 240 months, the annuity payments will continue for the remainder of elected certain period.



                    SEVENTH OPTION -- JOINT LIFE AND TWO-THIRDS TO SURVIVOR ANNUITY WITH CERTAIN PERIOD. An annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, with two-thirds of such amount payable during the remaining lifetime of the survivor, further providing that should one or both the Annuitants die during the elected certain period, which may be 120 or 240 months, the full benefit payment will continue for the remainder of the elected certain period.



                    VARIABLE OPTIONS


                    The actual dollar amount of variable annuity payments is dependent upon (i) the Annuity Account Value at the time of annuitization, (ii) the annuity table specified in the Contract, (iii) the Annuity Option selected, and (iv) the investment performance of the Sub-Account selected. Each annuity payment will be less if payments are to be made more frequently or for longer periods of time. The mortality and expense risk charge will be assessed on all variable annuity payments, including options that do not have a life contingency and therefore no mortality risk.


                    The dollar amount of the first monthly variable annuity payment is determined by applying the available value (after deduction of any premium tax equivalents not previously deducted) to the table using the age and gender (in accordance with state law) of the Annuitant. The number of Annuity Units is then determined by dividing this dollar amount by the then current Annuity Unit value. Thereafter, the number of Annuity Units remains unchanged during the period of annuity payments. This determination is made separately for each Sub-Account of the Variable Account. The number of Annuity Units is determined for each Sub-Account and is based upon the available value in each Sub-Account at the end of the Valuation Period immediately preceding the Annuity Date.


                    The dollar amount determined for each Sub-Account will then be aggregated for purposes of making payments.


                    The dollar amount of the second and later variable annuity payments is equal to the number of Annuity Units determined for each Sub-Account times the Annuity Unit value for that Sub-Account at the end of the Valuation Period that is 14 days prior to the Valuation Income Payment Date. This amount may increase or decrease from month to month.

                    The annuity tables contained in the Contract are based on a four percent (4%) assumed net investment rate. If the actual net investment rate exceeds four percent (4%), payments will increase. Conversely, if the actual rate is less than four percent (4%), annuity payments will decrease.



                    The Annuitant receives the value of a fixed number of Annuity Units each Income Payment Date. The value of a fixed number of Annuity Units will reflect the investment performance of the Sub-Account selected and the amount of each annuity payment will vary accordingly.



                    The Annuity Unit Value for a Sub-Account is determined by multiplying the Annuity Unit Value for that Sub-Account for the preceding Valuation Period by the Net Investment Factor for the current Valuation Period (calculated as described on pages 19 and 20 of this Prospectus) and multiplying the result by 0.9998926, the daily factor to neutralize the assumed net investment rate, discussed above, of 4% per annum which is built into the annuity rate table. It may increase or decrease from Valuation Period to Valuation Period.


                    The variable options currently available are:


                    OPTION I -- VARIABLE LIFE ANNUITY. A variable annuity which provides annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant.



                    OPTION II -- VARIABLE LIFE ANNUITY WITH CERTAIN PERIOD. A variable annuity which provides annuity payments during the lifetime of the Annuitant and further provides that if at the death of the Annuitant payments have been made for less than the elected period certain, which may be 120 or 240 months, the annuity payments will continue for the remainder of elected period certain.



                    OPTION III -- VARIABLE UNIT REFUND LIFE ANNUITY. A variable annuity which provides annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, with the guarantee that upon the death of the Annuitant, if: (a) the number of Annuity Units initially purchased (determined by dividing the total dollar amount applied to purchase this Variable Income Payment option by the Annuity Unit value on the Valuation Period which ends immediately preceding the Annuity Date) is greater than; (b) the number of Annuity Units paid as part of each Variable Income Payment multiplied by the number of Income Payments paid prior to death; then a refund payment equal to the number of Annuity Units determined by (a) minus
                    (b) will be made. The refund payment value will be determined using the Annuity Unit value on the Valuation Date on which the death claim is approved by the Company for payment after the Company is in receipt of: (a) proof of death acceptable to the Company; (b) written authorization for payment; and (c) all claim forms, fully completed.



                    OPTION IV -- VARIABLE JOINT LIFE ANNUITY. A variable annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, ceasing with the last payment due prior to the last death of the joint annuitants.



                    OPTION V -- JOINT LIFE AND TWO-THIRDS TO SURVIVOR
                    ANNUITY. An annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, with two-thirds of such amount payable during the remaining lifetime of the survivor and ceasing with the last payment due prior to the last death of the joint annuitants.



                    OPTION VI -- VARIABLE JOINT ANNUITANT WITH CERTAIN PERIOD. A variable annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant and further provides that if after the death of both Annuitants payments have been made for less than the elected period certain, which may be 60, 120, 180 or 240 months, the annuity payments will continue for the remainder of elected period certain.

                    OPTION VII -- VARIABLE JOINT LIFE AND TWO-THIRDS TO SURVIVOR ANNUITY WITH CERTAIN PERIOD. A variable annuity which provides annuity payments during the joint lifetime of the Annuitant and a Joint Annuitant, with two-thirds of such amount payable during the remaining lifetime of the survivor, further providing that should one or both the Annuitants die during the elected certain period, which may be 120 or 240 months, the full benefit payment will continue for the remainder of the elected period.



                    After the Annuity Date, the payee may, by written request to Lincoln Life's Administrative Office, exchange Annuity Units of one Variable Sub-Account for Annuity Units of equivalent value in another Variable Sub-Account up to three times each Contract Year.


                    EVIDENCE OF SURVIVAL


                    Lincoln Life reserves the right to require evidence of the survival of the Annuitant(s) upon each Income Payment Date.


                    ENDORSEMENT OF ANNUITY PAYMENTS

                    Lincoln Life will make each annuity payment at its Home Office by check. Each check must be personally endorsed by the Payee or Lincoln Life may require that proof of the Annuitant's survival be furnished.

THE FIXED ACCOUNT

                    THE FIXED ACCOUNT IS MADE UP OF THE GENERAL ASSETS OF LINCOLN LIFE OTHER THAN THOSE ALLOCATED TO ANY SEPARATE ACCOUNT. THE FIXED ACCOUNT IS PART OF LINCOLN LIFE'S GENERAL ACCOUNT. BECAUSE OF APPLICABLE EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AND NEITHER THE FIXED ACCOUNT NOR LINCOLN LIFE'S GENERAL ACCOUNT HAS BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT"). THEREFORE, NEITHER THE FIXED ACCOUNT NOR ANY INTEREST THEREIN IS GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, LINCOLN LIFE HAS BEEN ADVISED THAT THE STAFF OF THE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

                    The initial Premium Payment and any subsequent Premium Payment(s) will be allocated to Sub-Accounts available in connection with the Fixed Account to the extent elected by the Owner at the time such Premium Payment is made. In addition, all or part of the Owner's Annuity Account Value may be transferred among Sub-Accounts available under the Contract as described under "Transfer of Contract Values between Sub-Accounts." Instead of the Owner's assuming all of the investment risk as is the case for Premium Payments allocated to the Variable Account, Lincoln Life guarantees it will credit interest of at least 3% per year to amounts allocated to the Fixed Account.

                    Assets supporting amounts allocated to Sub-Accounts within the Fixed Account become part of Lincoln Life's general account assets and are available to fund the claims of all creditors of Lincoln Life. All of Lincoln Life's general account assets will be available to fund benefits under the Contracts. The Owner does not participate in the investment performance of the assets of the Fixed Account or Lincoln Life's general account.

                    Lincoln Life will invest the assets of the general account in those assets chosen by Lincoln Life and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                    If the Account Value within a Fixed Account Sub-Account is maintained for the duration of the Sub-Account's Guaranteed Period, Lincoln Life guarantees that it will credit interest to that amount at the guaranteed rate specified for the Sub-Account which may but need not be more than 3% per year. Any amount withdrawn from or transferred out of the Sub-Account prior to the expiration of the Sub-Account's Guaranteed Period is subject to a Market Value Adjustment (see "Market Value Adjustment") and a Deferred Sales Charge, if applicable. Lincoln Life guarantees, however, that a Contract will be credited with interest at a rate of not less than 3% per year, compounded annually, on amounts allocated to any Fixed Account Sub-Account, regardless of any application of the Market Value Adjustment (that is, the Market Value Adjustment will not reduce the amount available for surrender, withdrawal or transfer to an amount less than the initial amount allocated or transferred to the Fixed Account Sub-Account plus interest of 3% per year). Lincoln Life reserves the right to defer the payment or transfer of amounts withdrawn from the Fixed Account for a period not to exceed six (6) months from the date a proper request for surrender, withdrawal or transfer is received by Lincoln Life.

                    FIXED ACCUMULATION VALUE. The fixed accumulation value of an Annuity Account, if any, for any Valuation Period is equal to the sum of the values of all Fixed Account Sub-Accounts which are part of the Annuity Account for such Valuation Period.


                    GUARANTEED PERIODS. The Owner may elect to allocate Premium Payments to one or more Sub-Accounts within the Fixed Account. Currently, each Sub-Account maintains a Guaranteed Period with a duration of 1, 3, 5, 7, or 10 years. Lincoln Life may, upon occasion, offer a Fixed Account Sub-Account for periods of less than one year solely for the purpose of Dollar Cost Averaging. Every Premium Payment allocated to a Fixed Account Sub-Account starts a new Sub-Account with its own duration and Guaranteed Interest Rate. The duration of the Guaranteed Period will affect the Guaranteed Interest Rate of the Sub-Account. Initial Premium Payments and subsequent Premium Payments, or portions thereof, and transferred amounts allocated to a Fixed Account Sub-Account, less any amounts subsequently withdrawn, will earn interest at the Guaranteed Interest Rate during the particular Sub-Account's Guaranteed Period unless prematurely withdrawn prior to the end of the Guaranteed Period. Initial Sub-Account Guaranteed Periods begin on the date a Premium Payment is accepted or, in the case of a transfer, on the effective date of the transfer, and end on the date after the number of calendar years in the Sub-Account's Guaranteed Period elected from the date on which the amount was allocated to the Sub-Account (the "Expiration Date"). Any portion of Annuity Account Value allocated to a specific Sub-Account with a specified Expiration Date (including interest earned thereon) will be referred to herein as a "Guaranteed Period Amount." Interest will be credited daily at a rate equivalent to the compound annual rate determined on the first day of the Sub-Account Guaranteed Period. As a result of renewals and transfers of portions of the Annuity Account Value described under "Transfer of Contract Values between Sub-Accounts" above, which will begin new Sub-Account Guaranteed Periods, amounts allocated to Sub-Accounts of the same duration may have different Expiration Dates. Thus each Guaranteed Period Amount will be treated separately for purposes of determining any applicable Market Value Adjustment (see "Market Value Adjustment").


                    Lincoln Life will notify the Owner in writing at least 60 days prior to the Expiration Date for any Guaranteed Period Amount. A new Sub-Account Guaranteed Period of the same duration as the previous Sub-Account Guaranteed Period will commence automatically at the end of the previous Guaranteed Period unless Lincoln Life receives, following such notification but prior to the end of such Guaranteed Period, a written election by the

                    Owner to transfer the Guaranteed Period Amount to a different Fixed Account Sub-Account or to a Variable Account Sub-Account from among those being offered by Lincoln Life at such time. Transfers of any Guaranteed Period Amount which become effective upon the expiration of the applicable Guaranteed Period are not subject to the twelve transfers per Contract Year limitations or the additional Fixed Sub-Account transfer restrictions (see "Transfer of Contract Values between Sub-Accounts").

                    GUARANTEED INTEREST RATES. Lincoln Life periodically will establish an applicable Guaranteed Interest Rate for each of the Sub-Account Guaranteed Periods within the Fixed Account. Current Guaranteed Interest Rates may be changed by Lincoln Life frequently or infrequently depending on interest rates on investments available to Lincoln Life and other factors as described below, but once established, rates will be guaranteed for the entire duration of the respective Sub-Account's Guaranteed Period. However, any amount withdrawn from the Sub-Account may be subject to any applicable withdrawal charges, Account Fees, Market Value Adjustment, premium taxes or other fees. Amounts transferred out of a Fixed Account Sub-Account prior to the end of the Guaranteed Period will be subject to the Market Value Adjustment.

                    The Guaranteed Interest Rate will not be less than 3% per year compounded annually, regardless of any application of the Market Value Adjustment. Lincoln Life has no specific formula for determining the rate of interest that it will declare as a Guaranteed Interest Rate, as these rates will be reflective of interest rates available on the types of debt instruments in which Lincoln Life intends to invest amounts allocated to the Fixed Account (see "The Fixed Account"). In addition, Lincoln Life's management may consider other factors in determining Guaranteed Interest Rates for a particular Sub-Account including: regulatory and tax requirements; sales commissions and administrative expenses borne by Lincoln Life; general economic trends; and competitive factors. THERE IS NO OBLIGATION TO DECLARE A RATE IN EXCESS OF 3% PER YEAR; THE OWNER ASSUMES THE RISK THAT DECLARED RATES WILL NOT EXCEED 3% PER YEAR. LINCOLN LIFE HAS COMPLETE DISCRETION TO DECLARE ANY RATE, SO LONG AS THAT RATE IS AT LEAST 3% PER YEAR.

                    MARKET VALUE ADJUSTMENT


                    Any surrender or transfer of a Fixed Account Guaranteed Period Amount, other than a surrender or transfer pursuant to an election which becomes effective upon the Expiration Date of the Guaranteed Period, will be subject to a Market Value Adjustment ("MVA"). The MVA will be applied to the amount being surrendered or transferred after deduction of any applicable Account Fee and before deduction of any applicable surrender charge.


                    The MVA generally reflects the relationship between the Index Rate (based upon the Treasury Constant Maturity Series published by the Federal Reserve) in effect at the time a Premium Payment is allocated to a Sub-Account's Guaranteed Period under the Contract and the Index Rate in effect at the time of the Premium Payment's surrender or transfer. It also reflects the time remaining in the Sub-Account's Guaranteed Period. Generally, if the Index Rate at the time of surrender or transfer is lower than the Index Rate at the time the Premium Payment was allocated, then the application of the MVA will result in a higher payment upon surrender or transfer. Similarly, if the Index Rate at the time of surrender or transfer is higher than the Index Rate at the time the Premium Payment was allocated, the application of the MVA will generally result in a lower payment upon surrender or transfer.

                    The MVA is computed by applying the following formula:

                                        (1+A)to the power N
                                         ------------------
                                        (1+B)to the power N

                    where:

                    A = an Index Rate (based on the Treasury Constant Maturity Series published by the Federal Reserve) for a security with time to maturity equal to the Sub-Account's Guaranteed Period, determined at the beginning of the Guaranteed Period.

                    B = an Index Rate (based on the Treasury Constant Maturity Series published by the Federal Reserve) for a security with time to maturity equal to the Sub-Account's Guaranteed Period, determined at the time of surrender or transfer, plus a 0.50% adjustment (unless otherwise limited by applicable state law). If Index Rates "A" and "B" are within .25% of each other when the index rate factor is determined, no such percentage adjustment to "B" will be made, unless otherwise required by state law. This adjustment builds into the formula a factor representing direct and indirect costs to Lincoln Life associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.50% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (E.G., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, this factor will result in a small but negative Market Value Adjustment.

                    N = The number of years remaining in the Guaranteed Period (E.G. 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

                    Straight-Line interpolation is used for periods to maturity not quoted.

                    See the Statement of Additional information for examples of the application of the Market Value Adjustment.


DISTRIBUTION OF THE CONTRACTS



                    Lincoln Life is the distributor of the Contracts. The Contracts will be sold by our registered representatives who have been licensed by state insurance departments. The Contracts may also be sold by independent broker-dealers who have been licensed by state insurance departments to represent us and who have selling agreements with us. Lincoln Life is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers
                    (NASD). We will offer the Contracts in all states where we are licensed to do business and in which the Contracts are approved.



                    Commissions of up to 6.50% of deposits will be paid to broker dealers who sell the Contracts. In some instances, commissions on deposits may be lowered up by as much as 2.50% and replaced by a commission of up to .65% of annual contract values. Lincoln Life will also incur other promotional or distribution expenses associated with the marketing of the Contracts.

PERFORMANCE DATA

                    MONEY MARKET SUB-ACCOUNT

                    From time to time, the Money Market Sub-Account may advertise its "yield" and "effective yield." Both yield figures will be based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Sub-Account refers to the income generated by Annuity Account Values in the Money Market Sub-Account over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Annuity Account Values in the Money Market Sub-Account. The "effective yield" is calculated similarly but, when annualized, the income earned by Annuity Account Values in the Money Market Sub-Account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. The computation of the yield calculation includes a deduction for the Mortality and Expense Risk Charge, the Administrative Expense Charge, and the Account Fee.

                    OTHER VARIABLE ACCOUNT SUB-ACCOUNTS

                    From time to time, the other Variable Account Sub-Accounts may publish their current yields and total returns in advertisements and communications to Contract Owners. The current yield for each Variable Account Sub-Account will be calculated by dividing the annualization of the dividend and interest income earned by the underlying Fund during a recent 30-day period by the maximum Accumulation Unit value at the end of such period. Total return information will include the underlying Fund's average annual compounded rate of return over the most recent four calendar quarters and the period from the underlying Fund's inception of operations, based upon the value of the Accumulation Units acquired through a hypothetical $1,000 investment at the Accumulation Unit value at the beginning of the specified period and upon the value of the Accumulation Unit at the end of such period, assuming reinvestment of all distributions and the deduction of the Mortality and Expense Risk Charge, the Administrative Expense Charge and the Annuity Account Fee. Each Variable Account Sub-Account may also advertise aggregate and average total return information over different periods of time.

                    In each case, the yield and total return figures will reflect all recurring charges against the Variable Account Sub-Account's income, including the deduction for the Mortality and Expense Risk Charge, the Administrative Expense Charge and the Account Fee for the applicable time period. Contract Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of a Variable Account Sub-Account's current yield or total return for any prior period should not be considered as a representation of what an investment may earn or what a Contract Owner's yield or total return may be in any future period. See "Historical Performance Data" in the Statement of Additional Information.


                    PERFORMANCE RANKING OR RATING



                    In marketing the Contracts, we and our various sales representatives may refer to certain ratings assigned to us under the Rating System of the A.M. Best Co., Oldwick, New Jersey. The objective of Best's Rating System is to evaluate the various factors affecting the overall performance of an insurance company in order to provide Best's opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the Contracts and the underlying funds, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claim-paying ability, the features of particular contracts, and the comparative investment performance of the funds with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. Marketing materials may employ illustrations of compound interest and dollar-cost averaging; discuss automatic withdrawal services; describe our customer base, assets, and our relative size in the industry. They may also discuss other features of Lincoln Life, the Variable Account, the funds and their investment management.


TAX MATTERS

                    NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON LINCOLN LIFE'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. LINCOLN LIFE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. OWNERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. LINCOLN LIFE DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. OWNERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS.

                    GENERAL

                    Section 72 of the Code governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Settlement Option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Premium Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

                    For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the Contract bears to the total value of annuity payments for the term of the Contract. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

                    Lincoln Life is taxed as a life insurance company under Subchapter L of the Code. For federal income tax purposes, the Variable Account is not a separate entity from Lincoln Life, and its operations form a part of Lincoln Life. Accordingly, the Variable Account will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Lincoln Life does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Variable Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Variable Account for federal income taxes. If, in future years, any federal income taxes or other economic burden are incurred by Lincoln Life with respect to the Variable Account or the Contracts, Lincoln Life may make a charge for any such amounts that are attributable to the Variable Account.

                    DIVERSIFICATION

                    Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

                    The Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

                    The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

                    Lincoln Life intends, and the Trusts have undertaken, that all Funds underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

                    The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract (i.e., by being able to transfer values among sub-accounts with only limited restrictions). The issuance of such guidelines may require Lincoln Life to impose limitations on a Contract Owner's right to control the investment. It is not known whether any such guidelines would have a retroactive effect.


                    DISTRIBUTION REQUIREMENTS



                    The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity will not be treated as an annuity for tax purposes if the owner of the annuity has excessive control over the investments underlying the contract. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of underlying funds, transfers between underlying funds, exchanges of underlying funds or changes in investment objectives of underlying funds such that the contract would no longer qualify as an annuity under Section 72 of the Code, Lincoln Life will take whatever steps are available to remain in compliance. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. It is possible that Treasury Department's position, when announced, may adversely affect the tax treatment of existing contracts. It is not clear what this additional guidance will provide nor whether it will be applied on a prospective basis only. Lincoln Life, therefore, reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of the assets of the Variable Account. However, Lincoln Life makes no guarantee that such modification to the contract will be successful.


                    MULTIPLE CONTRACTS

                    The Code provides that multiple non-qualified annuity contracts which are issued during a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one nonqualified annuity contract in any single calendar year.

                    TAX TREATMENT OF ASSIGNMENTS

                    An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

                    WITHHOLDING

                    Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies Lincoln Life of that election. Different rules may apply to United States citizens or expatriates living abroad. Withholding is mandatory for certain distributions from Qualified Contracts. In addition, some states have enacted legislation requiring withholding.

                    SECTION 1035 EXCHANGES

                    Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will continue to apply to amounts allocable to investment in the contract before August 14, 1982. Special rules and procedures apply to Code Section 1035 transactions. Prospective purchasers wishing to take advantage of Code
                    Section 1035 should consult their tax advisers.

                    TAX TREATMENT OF WITHDRAWALS --
                    NON-QUALIFIED CONTRACTS

                    Section 72 of the Code governs the treatment of distributions from annuity contracts. It provides that if the Annuity Account Value exceeds the aggregate Premium Payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the Payee reaches age 59 1/2; (b) after the death of the Contract Owner (or, if the Contract Owner is a non-natural person, the Annuitant); (c) if the Payee is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or for the joint lives (or joint life expectancies) of the Payee and his/her beneficiary; (e) under an immediate annuity; or (f) which are allocable to Premium Payments made prior to August 14, 1982.

                    The above information does not apply, except where noted, to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals -- Qualified Contracts.")

                    QUALIFIED PLANS

                    The Contracts offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Although Lincoln Life provides administration for the Contract, it does not provide administrative support for Qualified Plans. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued in connection with a Qualified Plan.

                    Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules, aggregate distributions in excess of a specified annual amount, and in certain other circumstances. Therefore, Lincoln Life makes no attempt to provide more than general information about use of the Contract with the various types of qualified plans. Purchasers and participants under qualified plans as well as Annuitants, Payees and Beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the Contract issued in connection therewith.

                    SECTION 403(b) Plans

                    Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

                    INDIVIDUAL RETIREMENT ANNUITIES

                    Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or an "IRA". Individual Retirement Annuities are subject to limitation on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into an Individual Retirement Annuity on a tax-deferred basis.


                    ROTH IRA



                    Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity (Roth
                    IRA). Roth IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may be taken. Subject to certain limitations, a traditional IRA may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.


                    CORPORATE PENSION AND PROFIT-SHARING PLANS AND H.R. 10 PLANS

                    Section 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to provide benefits under the plans.

                    DEFERRED COMPENSATION PLANS

                    Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities and tax exempt organizations which enjoy special treatment. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. All such investments of a nongovernmental organization, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Recent tax legislation provides that governmental plans, on or after August 20, 1996, must hold the assets and income of the plan for the exclusive benefit of participants and their beneficiaries; preexisting plans have until January 1, 1999 to meet this requirement.

                    The above description of federal income tax consequences pertaining to the different types of Qualified Plans that may be funded by the Contracts is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have significant adverse tax consequences. A prospective purchaser considering the purchase of a Contract in connection with a Qualified Plan should first consult a qualified and competent tax adviser with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

                    TAX TREATMENT OF WITHDRAWALS --
                    QUALIFIED CONTRACTS

                    Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401, 403(b) and 408. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Payee reaches age 59 1/2; (b) distributions following the death of the Contract Owner or Annuitant (as applicable) or disability of the Payee (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Payee or the joint lives (or joint life expectancies) of such Payee and his/her designated beneficiary; (d) distributions to a Payee who has separated from service after attaining age 55; (e) distributions made to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Payee for amounts paid during the taxable year for medical care: and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order.

                    The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity.


                    Additional exceptions to the tax penalty are available for the following distributions from an Individual Retirement
                    Annuity: (a) Payee is unemployed and uses the money to pay health insurance premiums; and (b) for tax years after December 31, 1997, Payee uses the distribution for higher education expenses or a qualified first-time home purchase.



OTHER CONTRACTS



                    Lincoln Life and the Variable Account offer other flexible payment deferred variable annuity contracts which invest in the same Funds. These contracts may impose different charges that could affect Sub-Account performance, and may offer different benefits.


FINANCIAL STATEMENTS


                    The Statutory-basis financial statements and schedules of Lincoln Life are located in the Statement of Additional Information. You may obtain a free copy by writing Lincoln National Life Insurance Co., P.O. Box 7866, Fort Wayne, Indiana 46801, or calling 1-888-868-2583.



PREPARING FOR THE YEAR 2000



                    Lincoln Life, as part of its year 2000 updating process, is responsible for the updating of the Variable Account related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all companies and organizations.



                    An affiliate of Lincoln Life, Delaware Services Company (Delaware), provides substantially all of the necessary accounting and valuation services for the Variable Account. Delaware, for its part, is responsible for updating all of its internal computer systems, including those which service Variable Account, to accommodate the year 2000.



                    The year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of both Lincoln Life and Delaware (the "Companies"). The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the Variable Account. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accommodate the year 2000. The Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur. The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of the businesses of Lincoln Life or Delaware, or both.



                    The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management of the respective Companies. Nevertheless, there can be no guarantee either by Lincoln Life or by Delaware that the estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.


LEGAL PROCEEDINGS


                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.



                    During the 1990's class action lawsuits alleging sales practices fraud have been filed against many life insurance companies, and Lincoln Life has not been immune. Several suits involve alleged fraud in the sale of interest-sensitive universal and whole life insurance policies. Certain of these suits have been filed as class actions against Lincoln Life, although as of the date of this Prospectus the court had not certified a class in any of them. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management denies the allegations and intends to defend these suits vigorously. The amount of the liability, if any, which may arise as a result of these suits (exclusive of any indemnification from professional liability insurers) cannot be reasonably estimated at this time.

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION


A Statement of Additional Information which contains more details concerning some subjects discussed in this Prospectus is available (at no cost) by calling or writing Lincoln Life's Home Office. The following is the Table of Contents for that Statement:


               TABLE OF CONTENTS                     PAGE
THE CONTRACTS-GENERAL PROVISIONS................           3
  The Contracts.................................           3
  Loans.........................................           3
  Non-Participating Contracts...................           3
  Misstatement of Age...........................           3
CALCULATION OF VARIABLE ACCOUNT VALUES..........           3
  Variable Accumulation Unit Value..............           3
SAMPLE CALCULATIONS AND TABLES..................           4
  Variable Account Unit Value Calculations......           4
  Withdrawal Charge and Market Value Adjustment
   Tables.......................................           5

               TABLE OF CONTENTS                     PAGE
STATE REGULATION OF LINCOLN LIFE................           6
ADMINISTRATION..................................           6
ACCOUNT INFORMATION.............................           6
DISTRIBUTION OF THE CONTRACTS...................           7
CUSTODY OF ASSETS...............................           7
HISTORICAL PERFORMANCE DATA.....................           7
  Money Market Sub-Account Yield................           7
  Total Returns.................................           7
  Other Performance Data........................           8
INDEPENDENT AUDITORS............................           8
STATUTORY-BASIS FINANCIAL STATEMENTS AND
 SCHEDULES......................................           8

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                                                      DECEMBER 31
                                                                                      1997       1996
                                                                                      ---------  ---------
                                                                                      (IN MILLIONS)
                                                                                      --------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                                                 $18,560.7  $19,389.6
------------------------------------------------------------------------------------
Preferred stocks                                                                          257.3      239.7
------------------------------------------------------------------------------------
Unaffiliated common stocks                                                                436.0      358.3
------------------------------------------------------------------------------------
Affiliated common stocks                                                                  412.1      241.5
------------------------------------------------------------------------------------
Mortgage loans on real estate                                                           3,012.7    2,976.7
------------------------------------------------------------------------------------
Real estate                                                                               584.4      621.3
------------------------------------------------------------------------------------
Policy loans                                                                              660.5      626.5
------------------------------------------------------------------------------------
Other investments                                                                         335.5      282.7
------------------------------------------------------------------------------------
Cash and short-term investments                                                         2,133.0      759.2
------------------------------------------------------------------------------------  ---------  ---------
Total cash and investments                                                             26,392.2   25,495.5
------------------------------------------------------------------------------------

Premiums and fees in course of collection                                                  42.4       60.9
------------------------------------------------------------------------------------
Accrued investment income                                                                 343.5      343.6
------------------------------------------------------------------------------------
Funds withheld by ceding companies                                                         44.1       25.8
------------------------------------------------------------------------------------
Other admitted assets                                                                     216.0      355.7
------------------------------------------------------------------------------------
Separate account assets                                                                31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total admitted assets                                                                 $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                                     $ 5,872.9  $ 5,954.0
------------------------------------------------------------------------------------
Other policyholder funds                                                               16,360.1   17,262.4
------------------------------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee                               878.2      250.2
------------------------------------------------------------------------------------
Funds held under reinsurance treaties                                                     720.4      564.6
------------------------------------------------------------------------------------
Asset valuation reserve                                                                   450.0      375.5
------------------------------------------------------------------------------------
Interest maintenance reserve                                                              135.4       76.7
------------------------------------------------------------------------------------
Other liabilities                                                                         413.9      490.9
------------------------------------------------------------------------------------
Federal income taxes                                                                        0.8        4.3
------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                 (761.9)    (659.7)
------------------------------------------------------------------------------------
Separate account liabilities                                                           31,330.9   23,735.1
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities                                                                      55,400.7   48,054.0
------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million (owned by Lincoln National
  Corporation)                                                                             25.0       25.0
------------------------------------------------------------------------------------
Paid-in surplus                                                                         1,821.8      883.4
------------------------------------------------------------------------------------
Unassigned surplus                                                                      1,121.6    1,054.2
------------------------------------------------------------------------------------  ---------  ---------
Total capital and surplus                                                               2,968.4    1,962.6
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities and capital and surplus                                             $58,369.1  $50,016.6
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF INCOME -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                                          $ 5,589.0  $ 7,268.5  $ 4,899.1
-----------------------------------------------------------------------------
Net investment income                                                            1,847.1    1,756.3    1,772.2
-----------------------------------------------------------------------------
Amortization of interest maintenance reserve                                        41.5       27.2       34.0
-----------------------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded                             99.7       90.9       98.3
-----------------------------------------------------------------------------
Expense charges on deposit funds                                                   119.3      100.7       83.2
-----------------------------------------------------------------------------
Other income                                                                        21.3       16.8       14.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total revenues                                                                   7,717.9    9,260.4    6,901.3
-----------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                                 4,522.1    5,989.9    4,184.0
-----------------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                          2,728.4    2,878.5    2,345.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Total benefits and expenses                                                      7,250.5    8,868.4    6,529.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before dividends to policyholders, income taxes and net
realized gain on investments                                                       467.4      392.0      371.6
-----------------------------------------------------------------------------
Dividends to policyholders                                                          27.5       27.3       27.3
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before federal income taxes and net realized gain on
investments                                                                        439.9      364.7      344.3
-----------------------------------------------------------------------------
Federal income taxes                                                                78.3       83.6      103.7
-----------------------------------------------------------------------------  ---------  ---------  ---------
Gain from operations before net realized gain on investments                       361.6      281.1      240.6
-----------------------------------------------------------------------------
Net realized gain on investments, net of income tax expense and excluding net
transfers to the interest maintenance reserve                                       31.3       53.3       43.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
Net income                                                                     $   392.9  $   334.4  $   284.5
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997       1996       1995
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
Capital and surplus at beginning of year                                       $ 1,962.6  $ 1,732.9  $ 1,679.6
-----------------------------------------------------------------------------
Correction of prior years' asset valuation reserve (Note 15)                       (37.6)        --         --
-----------------------------------------------------------------------------
Correction of prior year's admitted assets (Note 15)                               (57.0)        --         --
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                 1,868.0    1,732.9    1,679.6
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income                                                                         392.9      334.4      284.5
-----------------------------------------------------------------------------
Difference in cost and admitted investment amounts                                 (36.2)      38.6      143.2
-----------------------------------------------------------------------------
Nonadmitted assets                                                                  (0.4)      (3.0)       2.9
-----------------------------------------------------------------------------
Regulatory liability for reinsurance                                                (3.9)       0.6       (2.0)
-----------------------------------------------------------------------------
Life policy reserve valuation basis                                                 (0.9)      (0.4)       2.9
-----------------------------------------------------------------------------
Asset valuation reserve                                                            (36.9)    (105.5)    (112.5)
-----------------------------------------------------------------------------
Mortgage loan, real estate and other investment reserves                              --         --        2.2
-----------------------------------------------------------------------------
Paid-in surplus, including contribution of common stock of affiliated
company in 1997                                                                    938.4      100.0       15.1
-----------------------------------------------------------------------------
Separate account receivable due to change in valuation                              (2.6)        --       27.0
-----------------------------------------------------------------------------
Dividends to shareholder                                                          (150.0)    (135.0)    (310.0)
-----------------------------------------------------------------------------  ---------  ---------  ---------
Capital and surplus at end of year                                             $ 2,968.4  $ 1,962.6  $ 1,732.9
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                         YEAR ENDED DECEMBER 31
                                                                         1997        1996        1995
                                                                         ----------  ----------  ----------
                                                                         (IN MILLIONS)
                                                                         ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received              $  6,364.3  $  8,059.4  $  5,430.9
-----------------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded                 (649.2)     (767.5)     (383.6)
-----------------------------------------------------------------------
Investment income received                                                  1,798.8     1,700.6     1,713.2
-----------------------------------------------------------------------
Benefits paid                                                              (5,345.2)   (4,050.4)   (3,239.6)
-----------------------------------------------------------------------
Insurance expenses paid                                                    (2,867.5)   (2,972.2)   (2,513.5)
-----------------------------------------------------------------------
Federal income taxes recovered (paid)                                         (87.0)      (72.3)       38.4
-----------------------------------------------------------------------
Dividends to policyholders                                                    (28.4)      (27.7)      (16.5)
-----------------------------------------------------------------------
Other income received and expenses paid, net                                  (42.7)        6.3        14.4
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) operating activities                          (856.9)    1,876.2     1,043.7
-----------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                 12,142.6    12,542.0    13,183.9
-----------------------------------------------------------------------
Purchase of investments                                                   (10,345.0)  (14,175.4)  (14,049.6)
-----------------------------------------------------------------------
Other sources (uses)                                                          563.1      (266.5)      (64.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) investing activities                         2,360.7    (1,899.9)     (929.7)
-----------------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                                  --       100.0        15.1
-----------------------------------------------------------------------
Proceeds from borrowings from shareholder                                     120.0       100.0        63.0
-----------------------------------------------------------------------
Repayment of borrowings from shareholder                                     (100.0)      (63.0)      (63.0)
-----------------------------------------------------------------------
Dividends paid to shareholder                                                (150.0)     (135.0)     (310.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) financing activities                          (130.0)        2.0      (294.9)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net increase (decrease) in cash and short-term investments                  1,373.8       (21.7)     (180.9)
-----------------------------------------------------------------------
Cash and short-term investments at beginning of year                          759.2       780.9       961.8
-----------------------------------------------------------------------  ----------  ----------  ----------
Cash and short-term investments at end of year                           $  2,133.0  $    759.2  $    780.9
-----------------------------------------------------------------------  ----------  ----------  ----------
                                                                         ----------  ----------  ----------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    The Lincoln National Life Insurance Company ("Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1997, the Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LLANY").

    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

    BASIS OF PRESENTATION
    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Department"), which practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Investments in real estate are reported net of related obligations rather than on a gross basis.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the Interest Maintenance Reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    SUBSIDIARIES
    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's subsidiaries are carried at their statutory basis net equity and presented in the balance sheet as affiliated common stocks.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs.

    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting whereas such contracts would be accounted for using deposit accounting under GAAP.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    A reconciliation of the Company's net income and capital and surplus determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                               CAPITAL AND SURPLUS   NET INCOME
                                               -----------------------------------------------------

                                               DECEMBER 31           YEAR ENDED DECEMBER 31
                                               1997       1996       1997       1996       1995
                                               -----------------------------------------------------
                                               (IN MILLIONS)
                                               -----------------------------------------------------
Amounts reported on a statutory basis          $ 2,968.4  $ 1,962.6  $   392.9  $   334.4  $   284.5
---------------------------------------------
GAAP adjustments:
  Deferred policy acquisition costs and
    present value of future profits                958.3    1,119.1      (98.9)      66.7      (63.0)
   ------------------------------------------
  Policy and contract reserves                  (1,672.9)  (1,405.3)     (48.6)     (57.1)     (55.3)
   ------------------------------------------
  Interest maintenance reserve                     135.4       76.7       58.7      (39.7)      60.9
   ------------------------------------------
  Deferred income taxes                            (13.0)     (27.4)      70.3        1.8       38.3
   ------------------------------------------
  Policyholders' share of earnings and
    surplus on participating business              (79.8)     (81.9)       5.3        (.3)        .2
   ------------------------------------------
  Asset valuation reserve                          450.0      375.5         --         --         --
   ------------------------------------------
  Net realized gain (loss) on investments          (91.5)     (72.0)     (20.4)      78.7       30.0
   ------------------------------------------
  Unrealized gain on investments                 1,245.5      825.2         --         --         --
   ------------------------------------------
  Nonadmitted assets, including nonadmitted
    investments                                     61.0       (7.1)        --         --         --
   ------------------------------------------
  Investments in subsidiary companies              188.8      156.6      (80.5)      29.9       34.3
   ------------------------------------------
  Other, net                                      (162.5)     (99.0)     (35.0)     (82.6)      (7.3)
   ------------------------------------------  ---------  ---------  ---------  ---------  ---------
Net increase (decrease)                          1,019.3      860.4     (149.1)      (2.6)      38.1
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
Amounts on a GAAP basis                        $ 3,987.7  $ 2,823.0  $   243.8  $   331.8  $   322.6
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    The discount or premium on bonds is amortized using the interest method. For mortgage-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

    Preferred stocks are reported at cost or amortized cost.

    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

    Policy loans are reported at unpaid balances.

    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items through the IMR. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amoritized to net investment income on a straight-line basis over the term of the respective derivative.

    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with certain reinsurance agreements and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items have been sold, terminated or matured, the change in value of the derivatives is included in net income.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

    LOANED SECURITIES
    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the amount to be paid to reacquire the security. It is the Company's policy to take possession of securities with a market value at least equal to the value of the securities loaned. Securities loaned are recorded at amortized cost as long as the value of the related collateral is sufficient. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

    GOODWILL
    Goodwill, which represents the excess of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    PREMIUMS
    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on funds withheld are reported in net investment income.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans is systematically accrued during the expected period of active service of the covered employees.

    INCOME TAXES
    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

    STOCK OPTIONS
    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    measurement date, over the amount an employee must pay to acquire the stock.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    These assets and liabilities represent segregated funds administered and invested by the Company for the exclusive benefit of pension and variable life and annuity contractholders. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of income.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES
    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is unclear whether Indiana will adopt Codification. However, based on the current draft guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

    The Company has received written approval from the Department to record surrender charges applicable to separate account liabilities for variable life and annuity products as a liability in the separate account financial statements payable to the Company's general account. In the accompanying financial statements, a corresponding receivable is recorded with the related income impact recorded in the accompanying statement of operations as a change in reserves or change in premium and other deposit funds.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                                     1997       1996       1995
                                                                     -------------------------------
                                                                     (IN MILLIONS)
                                                                     -------------------------------
Income:
  Bonds                                                              $ 1,524.4  $ 1,442.2  $ 1,457.4
   ----------------------------------------------------------------
  Preferred stocks                                                        23.5        9.6        6.4
   ----------------------------------------------------------------
  Unaffiliated common stocks                                               8.3        6.5        5.2
   ----------------------------------------------------------------
  Affiliated common stocks                                                15.0        9.5       12.6
   ----------------------------------------------------------------
  Mortgage loans on real estate                                          257.2      269.3      252.0
   ----------------------------------------------------------------
  Real estate                                                             92.2      114.4      110.0
   ----------------------------------------------------------------
  Policy loans                                                            37.5       35.0       32.1
   ----------------------------------------------------------------
  Other investments                                                       28.2       22.4       62.6
   ----------------------------------------------------------------
  Cash and short-term investments                                         70.3       48.9       53.2
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment income                                                2,056.6    1,957.8    1,991.5
-------------------------------------------------------------------
Expenses:
  Depreciation                                                            21.0       25.0       25.9
   ----------------------------------------------------------------
  Other                                                                  188.5      176.5      193.4
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment expenses                                                209.5      201.5      219.3
-------------------------------------------------------------------  ---------  ---------  ---------
Net investment income                                                $ 1,847.1  $ 1,756.3  $ 1,772.2
-------------------------------------------------------------------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Nonadmitted accrued investment income at December 31, 1997 and 1996 amounted to $2,600,000 and $2,500,000, respectively, consisting principally of interest on bonds in default and mortgage loans.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                     COST OR    GROSS        GROSS
                                                     AMORTIZED  UNREALIZED   UNREALIZED   FAIR
                                                     COST       GAINS        LOSSES       VALUE
                                                     ----------------------------------------------
                                                     (IN MILLIONS)
                                                     ----------------------------------------------
At December 31, 1997:
  Corporate                                          $13,003.8   $   942.2    $    60.1   $13,885.9
   ------------------------------------------------
  U.S. government                                        436.3        67.9           --       504.2
   ------------------------------------------------
  Foreign government                                   1,202.1       104.9          5.4     1,301.6
   ------------------------------------------------
  Mortgage-backed                                      3,874.3       215.2         27.1     4,062.4
   ------------------------------------------------
  State and municipal                                     44.2          .3           --        44.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $18,560.7   $ 1,330.5    $    92.6   $19,798.6
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

At December 31, 1996:
  Corporate                                          $12,548.1   $   586.5    $    66.6   $13,068.0
   ------------------------------------------------
  U.S. government                                      1,088.7        43.2         18.0     1,113.9
   ------------------------------------------------
  Foreign government                                   1,234.0       105.1          1.4     1,337.7
   ------------------------------------------------
  Mortgage-backed                                      4,478.4       183.3         27.4     4,634.3
   ------------------------------------------------
  State and municipal                                     40.4          .1           --        40.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $19,389.6   $   918.2    $   113.4   $20,194.4
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

    The carrying amount of bonds in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of
    $5,500,000 and $2,700,000, respectively, to decrease amortized cost.

    Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                                               COST OR
                                                                               AMORTIZED  FAIR
                                                                               COST       VALUE
                                                                               --------------------
                                                                               (IN MILLIONS)
                                                                               --------------------
Maturity:
  In 1998                                                                      $   490.1  $   494.9
   --------------------------------------------------------------------------
  In 1999-2002                                                                   3,088.7    3,185.4
   --------------------------------------------------------------------------
  In 2003-2007                                                                   4,762.7    4,971.0
   --------------------------------------------------------------------------
  After 2007                                                                     6,344.9    7,084.9
   --------------------------------------------------------------------------
  Mortgage-backed securities                                                     3,874.3    4,062.4
   --------------------------------------------------------------------------  ---------  ---------
Total                                                                          $18,560.7  $19,798.6
-----------------------------------------------------------------------------  ---------  ---------
                                                                               ---------  ---------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    At December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

    Proceeds from sales of investments in bonds during 1997, 1996 and 1995 were $9,715,000,000, $10,996,900,000 and
    $12,234,100,000, respectively. Gross gains during 1997, 1996 and 1995 of $218,100,000, $169,700,000 and $225,600,000,
    respectively, and gross losses of $78,000,000, $177,000,000 and $83,100,000, respectively, were realized on those sales.

    At December 31, 1997 and 1996, investments in bonds, with an admitted asset value of $76,200,000 and $70,700,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR     GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                          COST        GAINS        LOSSES       VALUE
                                          --------------------------------------------
                                          (IN MILLIONS)
                                          --------------------------------------------
At December 31, 1997:
  Preferred stocks                         $257.3       $12.1        $  .7      $268.7
----------------------------------------
  Unaffiliated common stocks                357.0        98.5         19.5       436.0
----------------------------------------
At December 31, 1996:
  Preferred stocks                         $239.7       $10.5        $ 1.7      $248.5
----------------------------------------
  Unaffiliated common stocks                289.9        84.6         16.2       358.3
----------------------------------------

    The carrying amount of preferred stocks in the balance sheets at December 31, 1997 and 1996 reflects NAIC adjustments of $4,000,000 and $700,000, respectively, to decrease amortized cost.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    During 1997, the minimum and maximum lending rates for mortgage loans were 7.09% and 9.25%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1997, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

    Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Realized capital gains                                                    $   209.3  $    69.3  $   186.8
------------------------------------------------------------------------
Less amount transferred to IMR (net of related taxes (credit) of $54.0,
$(6.7) and $51.1 in 1997, 1996 and 1995, respectively)                        100.2      (12.4)      94.8
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                              109.1       81.7       92.0
Less federal income taxes on realized gains                                    77.8       28.4       48.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net realized capital gains                                                $    31.3  $    53.3  $    43.9
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

4.  SUBSIDIARIES
    Statutory-basis financial information related to the Company's four wholly-owned subsidiaries is summarized as follows (in millions):

                                                             DECEMBER 31, 1997
                                                             --------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC      LLANY
                                                             --------------------------------------------
Cash and invested assets                                     $ 1,154.4   $   284.8   $   399.0  $   796.3
-----------------------------------------------------------
Other assets                                                      36.9        77.3       481.6      130.8
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total admitted assets                                        $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

Insurance reserves                                           $ 1,072.2   $   266.7   $   279.3  $   588.7
-----------------------------------------------------------
Other liabilities                                                 48.4        21.7       546.4        5.8
-----------------------------------------------------------
Liabilities related to separate accounts                            --          --          --      164.7
-----------------------------------------------------------
Capital and surplus                                               70.7        73.7        54.9      212.9
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Total liabilities and capital and surplus                    $ 1,191.3   $   362.1   $   880.6  $   972.1
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

                                                              DECEMBER 31, 1997
                                                              ------------------------------------------
                                                              FIRST
                                                              PENN       LNH&C      LNRAC      LLANY
                                                              ------------------------------------------
Revenues                                                      $   267.6  $   135.4  $   125.3  $   230.0
------------------------------------------------------------
Expenses                                                          262.6      244.2      114.6      224.4
------------------------------------------------------------
Net realized gains (losses)                                          .1         .6        (.1)       (.1)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Net income                                                    $     5.1  $  (108.2) $    10.6  $     5.5
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)

                                                             DECEMBER 31, 1996
                                                             ------------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC        LLANY
                                                             ------------------------------------------------
Cash and invested assets                                     $ 1,090.7   $   146.4    $   406.7    $   664.3
-----------------------------------------------------------
Other assets                                                      31.8        17.7        503.1          9.1
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total admitted assets                                        $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

Insurance reserves                                           $ 1,013.5   $    72.7    $   261.8    $   601.1
-----------------------------------------------------------
Other liabilities                                                 41.3        18.7        597.2         22.1
-----------------------------------------------------------
Capital and surplus                                               67.7        72.7         50.8         50.2
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total liabilities and capital and surplus                    $ 1,122.5   $   164.1    $   909.8    $   673.4
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

                                                               DECEMBER 31, 1996
                                                               ------------------------------------------------
                                                               FIRST
                                                               PENN       LNH&C        LNRAC        LLANY
                                                               ------------------------------------------------
Revenues                                                       $   246.5   $   104.9    $   120.8    $   642.7
-------------------------------------------------------------
Expenses                                                           247.1        97.1        114.1        661.3
-------------------------------------------------------------
Net realized gains (losses)                                          (.6)         --           --           --
-------------------------------------------------------------  ---------  -----------  -----------  -----------
Net income (loss)                                              $    (1.2)  $     7.8    $     6.7    $   (18.6)
-------------------------------------------------------------  ---------  -----------  -----------  -----------
                                                               ---------  -----------  -----------  -----------

    The carrying value of affiliated common stocks, representing their statutory-basis net equity, was $412,100,000 and $241,500,000 at December 31, 1997 and 1996, respectively. The cost basis of investments in subsidiaries as of December 31, 1997 and 1996 was $466,200,000 and $194,000,000,
    respectively.

    During 1997 and 1996, the Company's insurance subsidiaries paid dividends of $15,000,000 and $10,500,000, respectively.

5.  FEDERAL INCOME TAXES
    The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends-received tax deductions, differences in policy acquisition costs and policy and contract liabilities for tax return and financial statement purposes.

    Federal income taxes incurred of $78,300,000, $83,600,000 and $103,700,000 in 1997, 1996 and 1995, respectively, would be subject to recovery in the event that the Company incurs net operating losses within three years of the years for which such taxes were paid.

    Prior to 1984, a portion of the Company's current income was not subject to current income tax, but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The Company's balance in the "policyholders' surplus" account at December 31, 1983 of $187,000,000 was "frozen" by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. That portion of current income on which income taxes have been paid will continue to be accumulated in a memorandum account designated as "shareholder's surplus," and is available for dividends to the shareholder without additional payment of tax by the Company. The December 31, 1997 memorandum account balance for "shareholder's surplus"

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5.  FEDERAL INCOME TAXES (CONTINUED)
    was $1,905,000,000. Should dividends to the shareholder exceed its respective "shareholder's surplus," amounts would need to be transferred from the "policyholders' surplus" and would be subject to federal income tax at that time. Under existing or foreseeable circumstances, the Company neither expects nor intends that distributions will be made that will result in any such tax.

6.  SUPPLEMENTAL FINANCIAL DATA
    The balance sheet caption, "Other Admitted Assets", includes amounts recoverable from other insurers for claims paid by the Company, and the balance sheet caption, "Future Policy Benefits and Claims," has been reduced for insurance ceded as follows:

                                                                                 DECEMBER 31
                                                                                 1997       1996
                                                                                 --------------------
                                                                                 (IN MILLIONS)
                                                                                 --------------------
Insurance ceded                                                                  $ 1,431.0  $ 1,154.5
-------------------------------------------------------------------------------
Amounts recoverable from other insurers                                               35.9       16.0
-------------------------------------------------------------------------------

    Reinsurance transactions included in the income statement caption, "Premiums and Deposits," are as follows:

                                                                          YEAR ENDED DECEMBER 31
                                                                          1997       1996       1995
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Insurance assumed                                                         $   727.2  $   241.3  $   667.7
------------------------------------------------------------------------
Insurance ceded                                                               302.9      193.3      453.1
------------------------------------------------------------------------  ---------  ---------  ---------
Net amount included in premiums                                           $   424.3  $    48.0  $   214.6
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The income statement caption, "Benefits and Settlement
    Expenses," is net of reinsurance recoveries of $1,240,500,000, $787,900,000 and $1,407,000,000 for 1997,
    1996 and 1995, respectively.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6.  SUPPLEMENTAL FINANCIAL DATA (CONTINUED)
    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and Fees in Course of Collection," are as follows:

                                                                          DECEMBER 31, 1997
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.2   $     2.4    $      .8
------------------------------------------------------------------------
Ordinary renewal                                                               17.8         3.2         14.6
------------------------------------------------------------------------
Group life                                                                     10.6          .2         10.4
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    31.6   $     5.8    $    25.8
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

                                                                          DECEMBER 31, 1996
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.9   $     1.9    $     2.0
------------------------------------------------------------------------
Ordinary renewal                                                               35.1         3.0         32.1
------------------------------------------------------------------------
Group life                                                                      9.4         (.1)         9.5
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    48.4   $     4.8    $    43.6
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

    The Company has entered into non-exclusive managing general agent agreements with International Benefit Services Corp., HRM Claim Management, Inc. and Pediatrics Insurance Consultants, Inc. to write group life and health business. Direct premiums written related to the agreements amounted to $2,000,000, $2,600,000 and $8,800,000 in 1997 and
    $26,200,000, $3,800,000 and $8,600,000 in 1996,
    respectively. During 1996, LNC Administrative Services Corporation entered into a similar agreement with the Company with direct premiums written amounting to $7,200,000 and 6,200,000 in 1997 and 1996, respectively. Authority granted by the managing general agents agreements include underwriting, claims adjustment and claims payment services.

7.  ANNUITY RESERVES
    At December 31, 1997, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7.  ANNUITY RESERVES (CONTINUED)
    subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                  AMOUNT     PERCENT
                                                                                  ----------------------
                                                                                  (IN MILLIONS)
                                                                                  ----------------------
Subject to discretionary withdrawal with adjustment:
  With market value adjustment                                                    $ 2,426.3           5%
   -----------------------------------------------------------------------------
  At book value, less surrender charge                                              4,225.8           8
   -----------------------------------------------------------------------------
  At market value                                                                  30,064.7          59
   -----------------------------------------------------------------------------  ---------         ---
                                                                                   36,716.8          72
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                                 11,657.7          23
--------------------------------------------------------------------------------
Not subject to discretionary withdrawal                                             2,531.1           5
--------------------------------------------------------------------------------  ---------         ---
Total annuity reserves and deposit fund liabilities -- before reinsurance          50,905.6         100%
--------------------------------------------------------------------------------                    ---
                                                                                                    ---
Less reinsurance                                                                    1,797.5
--------------------------------------------------------------------------------  ---------
Net annuity reserves and deposit fund liabilities, including separate accounts    $49,108.1
--------------------------------------------------------------------------------  ---------
                                                                                  ---------

8.  CAPITAL AND SURPLUS
    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1997, the Company exceeds the RBC requirements.

    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In 1998, the Company can pay dividends of $361,600,000 without prior approval of the Indiana Insurance Commissioner.

9.  EMPLOYEE BENEFIT PLANS
    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial statements of income or financial position for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Option issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.

    As of December 31, 1997, 716,211 shares of LNC common stock were subject to options granted to Company employees and agents under the stock option incentive plans of which 370,239 were exercisable on that date. The exercise prices of the outstanding options range from $23.50 to $75.66. During 1997, 1996 and 1995, 170,789, 72,405 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    117,806 options were exercised, respectively, and 1,846, 10,950 and 11,473 options were forfeited, respectively.

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES
    DISABILITY INCOME CLAIMS
    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1997 and 1996 is a net liability of $516,900,000 and $572,000,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves may be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company. The Company reviews reserve levels on an ongoing basis.

    During 1995, the Company completed an in-depth review of the experience of its disability income business. As a result of this study, and based on the assumption that recent experience will continue in the future, net income decreased by $15,200,000 as a result of strengthening the disability income reserve.

    Because of continuing adverse experience and worsening projections of future experience, the Company conducted an additional in-depth review of loss experience on its disability income business during 1997. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserve by $80,000,000 (pre-tax).

    MARKETING AND COMPLIANCE ISSUES
    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

    GROUP PENSION ANNUITIES
    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio.

    Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    LEASES
    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

    Total rental expense on operating leases in 1997, 1996 and 1995 was $29,300,000, $26,400,000 and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
    $22,500,000, respectively. Future minimum rental commitments are as follows (in millions):

1998                                    $    18.5
--------------------------------------
1999                                         18.9
--------------------------------------
2000                                         20.1
--------------------------------------
2001                                         20.4
--------------------------------------
2002                                         20.7
--------------------------------------
Thereafter                                  152.2
--------------------------------------  ---------
                                        $   250.8
                                        ---------
                                        ---------

    The future commitments include amounts for space and equipment to be used by the personnel that were added on January 2, 1998 as a result of the purchase of a block of individual life and annuity business (see NOTE 12).

    INFORMATION TECHNOLOGY COMMITMENT
    In February 1998, the Company signed a seven-year contract with IBM Global Services for providing information technology services for the Fort Wayne operations. Annual costs are estimated to range from $33,600,000 to $56,800,000.

    INSURANCE CEDED AND ASSUMED
    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. Industry regulations prescribe the maximum coverage that the Company can retain on an individual insured. Prior to December 31, 1997, the Company limited its maximum coverage that it retained on an individual to $3,000,000. Based on a review of the capital and business in-force (including the addition of the block of business described in NOTE 12), effective in January 1998, the Company changed the amount it will retain on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been reinsured with other companies to limit its exposure to interest rate risks. At December 31, 1997, the reserves associated with these reinsurance arrangements totaled $1,760,000,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1997, the Company has provided $12,400,000 of statutory surplus relief to other insurance companies under reinsurance transactions. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $8,200,000 and $4,300,000 at December 31, 1997 and 1996, respectively.

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1997, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for claims in excess of $5,000,000. The degree of applicability of this coverage depends on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) not have a material adverse affect on the financial position or results of operations of the Company.

    Two lawsuits involve alleged fraud in the sale of interest sensitive universal life and whole life insurance policies. These two suits have been filed as class actions against the Company, although the court has not certified a class in either case. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class while the relief sought in these cases in substantial, the cases are in the early stages of litigation, and it is premature to make assessments about potential loss, if any. Management intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits cannot be reasonably estimated at this time.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

    GUARANTEES
    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Outstanding guarantees with off-balance-sheet risks, shown in notional or contract amounts, are as follows:

                                NOTIONAL OR
                                CONTRACT AMOUNTS
                                --------------------

                                DECEMBER 31
                                --------------------
                                1997       1996
                                --------------------
                                (IN MILLIONS)
                                --------------------
Mortgage loan pass-through
certificates                    $    41.6  $    50.3
------------------------------
Real estate partnerships               --         .5
------------------------------  ---------  ---------
                                $    41.6  $    50.8
                                ---------  ---------
                                ---------  ---------

    The Company has invested in real estate partnerships that use conventional mortgage loans to finance their projects. In some cases, the terms of these arrangements involve guarantees by each of the partners to indemnify the mortgagor in the event a partner is unable to pay its principal and interest payments. In addition, the Company has sold commercial mortgage loans through grantor trusts which issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1997 and 1996.

    DERIVATIVES
    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. Government obligations, increased liabilities associated with reinsurance agreements and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

                                          NOTIONAL OR         ASSETS (LIABILITIES)
                                          CONTRACT AMOUNTS    -----------------------------------
                                                              CARRYING   FAIR   CARRYING   FAIR
                                                              VALUE      VALUE  VALUE      VALUE
                                          -------------------------------------------------------

                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          1997      1996      1997       1997   1996       1996
                                          -------------------------------------------------------
                                          (IN MILLIONS)
                                          -------------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements            $4,900.0  $5,500.0   $13.9     $  .9   $20.8     $  8.2
       ---------------------------------
  Swaptions                                1,752.0     672.0     6.9       6.9    11.0       10.6
       ---------------------------------
  Financial futures contracts                   --     147.7      --        --    (2.4)      (2.4)
       ---------------------------------
  Interest rate swaps                         10.0        --      --      (1.8)     --         --
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                           6,662.0   6,319.7    20.8       6.0    29.4       16.4
Foreign currency derivatives:
  Forward contracts                          163.1     251.5     5.4       5.4      .2        (.2)
       ---------------------------------
  Foreign currency options                      --      43.9      --        --      .6         .4
       ---------------------------------
  Foreign currency swaps                      15.0      15.0      --      (2.1)     --       (2.1)
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                             178.1     310.4     5.4       3.3      .8       (1.9)
                                          --------  --------  --------   -----  --------   ------
                                          $6,840.1  $6,630.1   $26.2     $ 9.3   $30.2     $ 14.5
                                          --------  --------  --------   -----  --------   ------
                                          --------  --------  --------   -----  --------   ------

    A reconciliation and discussion of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is a follows:

                                     ----------------------------------------------------------------
                                     INTEREST RATE CAPS    SPREAD LOCKS          SWAPTIONS
                                     1997       1996       1997       1996       1997       1996
                                     ----------------------------------------------------------------
                                     (IN MILLIONS)
                                     ----------------------------------------------------------------
Balance at beginning of year         $ 5,500.0  $ 5,110.0  $      --  $   600.0  $   672.0  $      --
-----------------------------------
New contracts                               --      390.0       50.0       15.0    1,080.0      672.0
-----------------------------------
Terminations and maturities             (600.0)        --      (50.0)    (615.0)        --         --
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year               $ 4,900.0  $ 5,500.0  $      --  $      --  $ 1,752.0  $   672.0
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                              FINANCIAL FUTURES     INTEREST RATE SWAPS
                                                              CONTRACTS
                                                              ------------------------------------------
                                                              1997       1996       1997       1996
                                                              ------------------------------------------
Balance at beginning of year                                  $   147.7  $      --  $      --  $     5.0
------------------------------------------------------------
New contracts                                                      88.3    7,918.8       10.0         --
------------------------------------------------------------
Terminations and maturities                                      (236.0)  (7,771.1)        --       (5.0)
------------------------------------------------------------  ---------  ---------  ---------  ---------
Balance at end of year                                        $      --  $   147.7  $    10.0  $      --
------------------------------------------------------------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


                                        FOREIGN CURRENCY DERIVATIVES
                                        ----------------------------------------------------------------

                                        FOREIGN EXCHANGE      FOREIGN CURRENCY      FOREIGN CURRENCY
                                        FORWARD CONTRACTS     OPTIONS               SWAPS
                                        1997       1996       1997       1996       1997       1996
                                        ----------------------------------------------------------------
                                        (IN MILLIONS)
                                        ----------------------------------------------------------------
Balance at beginning of year            $   251.5  $    15.7  $    43.9  $    99.2  $    15.0  $    15.0
--------------------------------------
New contracts                               833.1      406.9         --    1,168.8         --         --
--------------------------------------
Terminations and maturities                (921.6)    (171.1)     (43.9)  (1,224.1)        --         --
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
Balance at end of year                  $   163.1  $   251.5  $      --  $    43.9  $    15.0  $    15.0
--------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------

    INTEREST RATE CAPS
    The interest rate cap agreements, which expire in 1998 through 2003, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other assets ($13,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SWAPTIONS
    Swaptions, which expire in 2002 and 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of fluctuating interest rates. The premium paid for the swaptions is included in other assets ($6,900,000 as of December 31, 1997) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SPREAD LOCKS
    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified Government note is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity Government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads.

    FINANCIAL FUTURES
    The Company uses exchange-traded financial futures contracts to hedge against interest rate risks and to manage duration of a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily.

    INTEREST RATE SWAPS
    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) agreements the stream of variable coupon payments generated from the bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income.

    FOREIGN CURRENCY DERIVATIVES
    The Company uses a combination of foreign exchange forward contracts, foreign currency options and foreign currency swaps, all of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. Foreign currency options give the Company the right, but not the obligation, to buy or sell a foreign currency at a specific exchange rate during a specified time period. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries pursuant to an agreement to re-exchange the two currencies at the same rate of exchange at a specified future date.

    ADDITIONAL DERIVATIVE INFORMATION
    Expenses for the agreements and contracts described above amounted to $7,000,000, $6,900,000 and $5,600,000 in 1997, 1996 and 1995, respectively.
    Deferred losses of $2,600,000 as of December 31, 1997, were the result of:
    1) terminated and expired spread-lock agreements and; 2) financial futures contracts. These losses are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

    The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, foreign exchange forward contracts, foreign currency options and foreign currency swaps. However, the Company does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value for such agreements with each counterparty if the net market value is in the Company's favor. At December 31, 1997, the exposure was $11,700,000.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

    BONDS AND UNAFFILIATED COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future Policy Benefits and Claims" and "Other Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

    The remainder of the balance sheet captions "Future Policy Benefits and Claims" and "Other Policyholder Funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

    SHORT-TERM DEBT
    Fair values of short-term debt approximates carrying values.

    GUARANTEES
    The Company's guarantees include guarantees related to real estate partnerships and mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is insignificant.

    DERIVATIVES
    The Company's derivatives include interest rate cap agreements, swaptions, spread-lock agreements, foreign currency exchange contracts, financial futures contracts, interest rate swaps, foreign currency options and foreign currency swaps. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices for the foreign currency exchange contracts and financial future contracts and;
    2) brokerage quotes that utilize pricing models or formulas using current assumptions for all other swaps and agreements.

    INVESTMENT COMMITMENTS
    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 DECEMBER 31
                                                 ----------------------------------------------
                                                 1997                    1996
                                                 ----------------------------------------------
                                                 CARRYING                CARRYING
ASSETS (LIABILITIES)                             VALUE       FAIR VALUE  VALUE       FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                 (IN MILLIONS)
                                                 ----------------------------------------------
Bonds                                            $ 18,560.7  $ 19,798.6  $ 19,389.6  $ 20,194.4
-----------------------------------------------
Preferred stock                                       257.3       268.7       239.7       248.5
-----------------------------------------------
Unaffiliated common stock                             436.0       436.0       358.3       358.3
-----------------------------------------------
Mortgage loans on real estate                       3,012.7     3,179.2     2,976.7     3,070.9
-----------------------------------------------
Policy loans                                          660.5       648.3       626.5       612.7
-----------------------------------------------
Other investments                                     335.5       335.5       282.7       282.7
-----------------------------------------------
Cash and short-term investments                     2,133.0     2,133.0       759.2       759.2
-----------------------------------------------
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed
    interest contracts                            (17,324.2)  (16,887.6)  (17,871.6)  (17,333.0)
   --------------------------------------------
  Remaining guaranteed interest and similar
    contracts                                      (1,267.0)   (1,294.6)   (1,799.7)   (1,835.4)
   --------------------------------------------
Short-term debt                                      (120.0)     (120.0)     (100.0)     (100.0)
-----------------------------------------------
Derivatives                                            26.2         9.3        26.5        13.8
-----------------------------------------------
Investment commitments                                   --         (.5)         --         (.6)
-----------------------------------------------

12. ACQUISITIONS AND SALES OF SUBSIDIARIES
    In October 1996, the Company and LLANY purchased a block of group tax-qualified annuity business from UNUM Corporation's affiliate. The transaction was completed in the form of a reinsurance transaction, which resulted in a ceding commission of $71,800,000. The ceding commission has been recorded as admissible goodwill of $62,300,000, which is to be amortized on a straight-line basis over 10 years. LLANY was required by the New York Department of Insurance to expense its portion of the ceding commission in 1996. Policy liabilities and related accruals of the Company and its wholly owned subsidiary increased by $3,200,000,000 as a result of this transaction.

    In 1997, LNC contributed 25,000,000 shares of common stock of American States Financial Corporation ("American States") to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of such stock at fair value.

    On January 2, 1998, the Company issued a surplus note to LNC in return for $500,000,000 in cash. The note calls for the Company to pay, on or before March 31, 2028, the principal amount of the note and interest quarterly at a 6.56% annual rate. LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

12. ACQUISITIONS AND SALES OF SUBSIDIARIES (CONTINUED) anniversary date of the note, but not before January 2, 2003. Any payment of interest or repayment of principal may be paid only out of excess surplus (as defined in the note) and is subject to the approval of the Commissioner of the Indiana Department of Insurance.

    Proceeds from the sale of the Company's American States common stock, as well as proceeds from the surplus note, were used to finance an indemnity reinsurance transaction whereby the Company reinsured 100% of a block of individual life insurance and annuity business from CIGNA Corporation. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement, which will result in a decrease to surplus in 1998 of approximately $1,000,000,000. Operating results generated by this block of business after the closing date will be included in the Company financial statements from the closing date. At the time of closing, this block of business had statutory liabilities of $4,658,200,000 that became the Company's obligation. The company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $1,051,000,000 and earnings of $87,200,000 on a statutory basis. The Company also expects to pay $30,000,000 to cover expenses associated with the reinsurance agreement and to record a charge of approximately $12,000,000 during 1998 to cover certain costs of integrating the existing operations with the new block of business.

13. TRANSACTIONS WITH AFFILIATES
    A wholly owned subsidiary of LNC, Lincoln Financial Group, Inc. ("LFGI"), has a nearly exclusive general agents contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LFGI override commissions and operating expense allowances of $61,600,000, $56,300,000 and $43,300,000 in 1997, 1996 and 1995,
    respectively. LFGI incurred expenses of $5,500,000, $15,700,000 and $10,400,000 in 1997, 1996 and 1995, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LFGI agreed to increase the override commission expense and eliminate the operating expense allowance.

    Cash and short-term investments at December 31, 1997 and 1996 include the Company's participation in a short-term investment pool with LNC of $325,600,000 and $175,100,000, respectively. Related investment income amounted to $15,500,000, $15,300,000 and $21,100,000 in 1997, 1996 and 1995,
    respectively. Other liabilities at December 31, 1997 and 1996 include $120,000,000 and $100,000,000, respectively, of notes payable to LNC.

    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $48,500,000, $34,100,000 and $24,900,000 in 1997, 1996 and 1995, respectively.

    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                        YEAR ENDED DECEMBER 31
                        1997       1996       1995
                        -------------------------------
                        (IN MILLIONS)
                        -------------------------------
Insurance assumed       $    11.9  $    17.9  $    17.6
----------------------
Insurance ceded             100.3      302.8      214.4
----------------------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES (CONTINUED)
    The balance sheets include reinsurance balances with affiliated companies as follows:

                          DECEMBER 31
                          1997       1996
                          --------------------
                          (IN MILLIONS)
                          --------------------
Future policy benefits
and claims assumed        $   245.5  $   312.7
------------------------
Future policy benefits
and claims ceded              997.2      891.8
------------------------
Amounts recoverable on
paid and unpaid losses         30.4       31.2
------------------------
Reinsurance payable on
paid losses                     5.3        2.7
------------------------
Funds held under
reinsurance treaties --
net liability               1,115.4    1,062.4
------------------------

    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $280,900,000 and $314,200,000 at December 31, 1997 and 1996,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1997 and 1996, LNC had guaranteed $229,100,000 and $239,200,000, respectively, of these letters of credit. At December 31, 1997, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $130,700,000 for statutory surplus relief received under financial reinsurance ceded agreements.

14. SEPARATE ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist primarily of long-term bonds, common stocks, short-term investments and mutual funds. The detailed operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.

    Separate account premiums, deposits and other considerations amounted to $4,821,800,000, $4,148,700,000 and $3,068,200,000 in 1997, 1996 and 1995,
    respectively. Reserves for separate accounts with assets at fair value were $30,560,700,000 and $23,047,800,000 at December 31, 1997 and 1996,
    respectively. All reserves are subject to discretionary withdrawal at market value. Substantially all of the Company's separate accounts are nonguaranteed.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)

    A reconciliation of transfers to (from) separate accounts are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              1997           1996
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Transfers as reported in the Summary of Operations of
various Separate Accounts:
  Transfers to separate accounts                              $ 4,824.0      $ 4,149.6
------------------------------------------------------------
  Transfers from separate accounts                             (2,943.8)      (2,058.5)
------------------------------------------------------------  ---------      ---------
Net transfer to separate accounts as reported in the
Company's NAIC Annual Statement -- Summary of Operations      $ 1,880.2      $ 2,091.1
------------------------------------------------------------  ---------      ---------
                                                              ---------      ---------

15. RECONCILIATION OF ANNUAL STATEMENT TO AUDITED FINANCIAL STATEMENTS In 1997, certain errors were identified by the Illinois
    Insurance Department in the calculation of the AVR as of December 31, 1996 and 1995. The effects of the AVR errors also resulted in the need for revisions in the calculation of certain investment limitation thresholds, the results of which indicated that additional assets should have been nonadmitted as of December 31, 1996. As discussed by the Company with the Indiana and Illinois Insurance Departments, corrections were made to affected pages of the Company's
    NAIC Annual Statement which were refiled with various state insurance departments. However, due to immateriality of the corrections in relation to the financial statements taken as a whole, the audited 1996 and 1995 statutory-basis financial statements were not corrected and re-issued.

    The Company's 1997 NAIC Annual Statement, as filed with various state insurance departments, also includes the corrected balances for 1996 and 1995. The following is a reconciliation of total admitted assets, total liabilities and capital and surplus as of December 31, 1996 as presented in the 1997 NAIC Annual Statement (as corrected) to the accompanying audited financial statements.

                                          TOTAL                    CAPITAL
                                          ADMITTED   TOTAL         AND
                                          ASSETS     LIABILITIES   SURPLUS
                                          ---------------------------------
Balance as of December 31, 1996 as
reported in the accompanying audited
financial statements                      $50,016.6   $ 48,054.0   $ 1962.6
----------------------------------------
Effect of AVR errors                             --         37.6      (37.6)
----------------------------------------
Effect of change in investment
limitations                                   (57.0)          --      (57.0)
----------------------------------------  ---------  -----------   --------
Balance as of December 31, 1996 as
reported in the 1997 NAIC Annual
Statement                                 $49,959.6   $ 48,091.6   $1,868.0
----------------------------------------  ---------  -----------   --------
                                          ---------  -----------   --------

16. IMPACT OF YEAR 2000 (UNAUDITED)
    The Year 2000 Issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. IMPACT OF YEAR 2000 (UNAUDITED) (CONTINUED) activities. The Company is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, the Company has initiated formal communications with critical parties that interface with the Company's systems to gain an understanding of their progress in addressing Year 2000 Issues. While the Company is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. The Company presently believes that with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 Issue will not pose significant operational problems for its computer systems. In addition, the Company is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 Issue could have a material adverse impact on the operation of the Company's business.

    During 1997 and 1996, the Company incurred expenditures of approximately $5,500,000 ($3,600,000 after-tax) to address this issue. The Company's financial plans for 1998 through 2000 include expected expenditures of an additional $20,000,000 ($13,000,000 after-tax) on this issue. The cost of addressing Year 2000 Issues and the timeliness of completion will be closely monitored by management and are based on managements's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (a wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1997 and 1996, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

February 5, 1998

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

DECEMBER 31, 1997 (IN MILLIONS)

Investment income earned:
           Government bonds                                                                           $    52.8
           -----------------------------------------------------------------------------------------
           Other bonds (unaffiliated)                                                                   1,471.6
           -----------------------------------------------------------------------------------------
           Preferred stocks (unaffiliated)                                                                 23.5
           -----------------------------------------------------------------------------------------
           Common stocks (unaffiliated)                                                                     8.3
           -----------------------------------------------------------------------------------------
           Common stocks of affiliates                                                                     15.0
           -----------------------------------------------------------------------------------------
           Mortgage loans                                                                                 257.2
           -----------------------------------------------------------------------------------------
           Real estate                                                                                     92.2
           -----------------------------------------------------------------------------------------
           Premium notes, policy loans and liens                                                           37.5
           -----------------------------------------------------------------------------------------
           Cash on hand and on deposit                                                                      1.0
           -----------------------------------------------------------------------------------------
           Short-term investments                                                                          69.3
           -----------------------------------------------------------------------------------------
           Other invested assets                                                                           21.9
           -----------------------------------------------------------------------------------------
           Derivative instruments                                                                         (10.0)
           -----------------------------------------------------------------------------------------
           Aggregate write-ins for investment income                                                       16.3
           -----------------------------------------------------------------------------------------  ---------
Gross investment income                                                                               $ 2,056.6
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Real estate owned (cost, less encumbrances)                                                           $   585.2
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans (unpaid balance):
           Farm mortgages                                                                             $     0.1
           -----------------------------------------------------------------------------------------
           Residential mortgages                                                                            3.1
           -----------------------------------------------------------------------------------------
           Commercial mortgages                                                                         3,009.5
           -----------------------------------------------------------------------------------------  ---------
Total mortgage loans                                                                                  $ 3,012.7
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

Mortgage loans by standing (unpaid balance):
           Good standing                                                                              $ 2,974.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Good standing with restructured terms                                                      $    38.5
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Interest overdue more than three months, not in foreclosure                                $      --
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
           Foreclosure in process                                                                     $     0.1
           -----------------------------------------------------------------------------------------  ---------
                                                                                                      ---------
Other long-term assets (statement value)                                                              $   281.5
----------------------------------------------------------------------------------------------------  ---------
                                                                                                      ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Bonds and stocks of parent, subsidiaries and affiliates (cost):
    Common stocks of subsidiaries                                                                $   466.2
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Bonds and short-term investments by class and maturity:
  Bonds by maturity (statement value):
    Due within one year or less                                                                  $ 3,140.1
     ------------------------------------------------------------------------------------------
    Over 1 year through 5 years                                                                    5,182.8
     ------------------------------------------------------------------------------------------
    Over 5 years through 10 years                                                                  5,772.8
     ------------------------------------------------------------------------------------------
    Over 10 years through 20 years                                                                 3,275.3
     ------------------------------------------------------------------------------------------
    Over 20 years                                                                                  3,270.6
     ------------------------------------------------------------------------------------------  ---------
  Total by maturity                                                                              $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
  Bonds by class (statement value):
    Class 1                                                                                      $13,879.0
     ------------------------------------------------------------------------------------------
    Class 2                                                                                        5,215.6
     ------------------------------------------------------------------------------------------
    Class 3                                                                                          848.0
     ------------------------------------------------------------------------------------------
    Class 4                                                                                          668.8
     ------------------------------------------------------------------------------------------
    Class 5                                                                                           23.6
     ------------------------------------------------------------------------------------------
    Class 6                                                                                            6.6
     ------------------------------------------------------------------------------------------  ---------
  Total by class                                                                                 $20,641.6
   --------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Total bonds publicly traded                                                                      $16,457.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Total bonds privately placed                                                                     $ 4,184.5
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Preferred stocks (statement value)                                                               $   257.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Unaffiliated common stocks (market value)                                                        $   436.0
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Short-term investments (cost or amortized cost)                                                  $ 2,080.9
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Financial options and caps owned (statement value)                                               $    20.8
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Financial options and caps written (statement value)                                             $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Swap and forward agreements open (statement value)                                               $     5.4
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Futures contracts open (current value)                                                           $      --
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Cash on deposit                                                                                  $    52.1
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

Life insurance in-force:
    Ordinary                                                                                     $   108.6
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $    31.2
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA (CONTINUED)

DECEMBER 31, 1997 (IN MILLIONS)

Amount of accidental death insurance in-force under ordinary policies                            $     5.3
-----------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Life insurance policies with disability provisions in-force:
    Ordinary                                                                                     $     5.5
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group life                                                                                   $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Supplementary contracts in-force:
    Ordinary -- not involving life contingencies:
      Amount on deposit                                                                          $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Income payable                                                                             $     0.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Ordinary -- involving life contingencies:
      Income payable                                                                             $     3.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- not involving life contingencies:
      Income payable                                                                             $     1.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group -- involving life contingencies:
      Income payable                                                                             $      --
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Annuities:
    Ordinary:
      Immediate -- amount of income payable                                                      $    71.8
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- fully paid account balance                                                     $     0.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Deferred -- not fully paid account balance                                                 $   264.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group:
      Amount of income payable                                                                   $     0.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Fully paid account balance                                                                 $     0.1
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
      Not fully paid account balance                                                             $    72.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Accident and health insurance -- premiums in-force:
    Ordinary                                                                                     $   166.0
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Group                                                                                        $    77.7
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
Deposit funds and dividend accumulations:
    Deposit funds account balance                                                                $16,507.3
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------
    Dividend accumulations -- account balance                                                    $   114.4
     ------------------------------------------------------------------------------------------  ---------
                                                                                                 ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTE TO SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY-BASIS FINANCIAL DATA

NOTE -- BASIS OF PRESENTATION

The accompanying schedule presents selected statutory-basis financial data as of December 31, 1997 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General Section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in The Lincoln National Life Insurance Company's 1997 Statutory Annual Statement as filed with the Indiana Department of Insurance.

REPORT OF INDEPENDENT AUDITORS ON
OTHER FINANCIAL INFORMATION

Board of Directors
The Lincoln National Life Insurance Company

Our audits were conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.

February 5, 1998

                      STATEMENT OF ADDITIONAL INFORMATION

              FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACTS

                                 Issued through

                    LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

                                   Offered by

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY


                           TELEPHONE: (888) 868-2583



    This Statement of Additional Information ("Statement") expands upon subjects discussed in the current Prospectus for the Variable Annuity Contracts (the "Contracts") offered by The Lincoln National Life Insurance Company through Lincoln Life Variable Annuity Account N. You may obtain a copy of the Prospectus dated September , 1998, by calling (888) 868-2583, or by writing to The Lincoln National Life Insurance Company at P.O. Box 7866, Fort Wayne, Indiana 46802. Terms used in the current Prospectus for the Contracts are incorporated in this Statement.


    THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS AND LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N.


Dated: September   , 1998

                               TABLE OF CONTENTS


                                                                                                                   PAGE
                                                                                                                  -----
THE CONTRACTS -- GENERAL PROVISIONS........................................................................           3
  The Contracts............................................................................................           3
  Loans....................................................................................................           3
  Non-Participating Contracts..............................................................................           3
  Misstatement of Age......................................................................................           3

CALCULATION OF VARIABLE ACCOUNT VALUES.....................................................................           3
  Variable Accumulation Unit Value.........................................................................           3

SAMPLE CALCULATIONS AND TABLES.............................................................................           4
  Variable Account Unit Value Calculations.................................................................           4
  Withdrawal Charge and Market Value Adjustment Tables.....................................................           5

STATE REGULATION OF LINCOLN LIFE...........................................................................           6

ADMINISTRATION.............................................................................................           6

ACCOUNT INFORMATION........................................................................................           6

DISTRIBUTION OF THE CONTRACTS..............................................................................           7

CUSTODY OF ASSETS..........................................................................................           7

HISTORICAL PERFORMANCE DATA................................................................................           7
  Money Market Sub-Account Yield...........................................................................           7
  Total Returns............................................................................................           7
  Other Performance Data...................................................................................           8

INDEPENDENT AUDITORS.......................................................................................           8

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES.........................................................           8

    In order to supplement the description in the Prospectus, the following provides additional information about The Lincoln National Life Insurance Company ("Lincoln Life") and the Contracts which may be of interest to an Owner. Terms have the same meaning as in the Prospectus, unless otherwise indicated.

                      THE CONTRACTS -- GENERAL PROVISIONS

THE CONTRACTS

    A Contract, attached riders, amendments and any application, form the entire contract. Only the President, a Vice President, a Secretary, a Director, or an Assistant Director of Lincoln Life may change or waive any provision in a Contract. Any changes or waivers must be in writing. Lincoln Life may change or amend the Contracts if such change or amendment is necessary for the Contracts to comply with or take advantage of any state or federal law, rule or regulation.

LOANS

    Under the Contracts, loans are not permitted.

NON-PARTICIPATING CONTRACTS

    The Contracts do not participate or share in the profits or surplus earnings of Lincoln Life.

MISSTATEMENT OF AGE

    If the age of the Annuitant is misstated, any amounts payable by Lincoln Life under the Contract will be adjusted to be those amounts which the Premium Payments would have purchased for the correct age, according to Lincoln Life's rates in effect on the Date of Issue. Any overpayment by Lincoln Life, with interest at the rate of 6% per year, compounded annually, will be charged against the payments to be made next succeeding the adjustment. Any underpayment by Lincoln Life will be paid in a lump sum.

    If the age or sex of the Owner is misstated, Lincoln Life will adjust the charge associated with any Optional Death Benefits elected to the charges that would have been assessed for the correct age and sex.

                     CALCULATION OF VARIABLE ACCOUNT VALUES

    On any Valuation Date, the Variable Account value is equal to the totals of the values allocated to the Contracts in each Sub-Account. The portion of an Owner's Annuity Account Value held in any Variable Account Sub-Account is equal to the number of Sub-Account units allocated to a Contract multiplied by the Sub-Account accumulation unit value as described below.

VARIABLE ACCUMULATION UNIT VALUE


    Upon receipt of a Premium Payment by Lincoln Life at its Home Office, all or that portion, if any, of the Premium Payment to be allocated to the Variable Account Sub-Accounts will be credited to the Variable Account in the form of Variable Accumulation Units. The number of particular Variable Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Variable Account Sub-Account by the Variable Accumulation Unit Value for the particular Variable Account Sub-Account for the Valuation Period during which the Premium Payment is received at Lincoln Life's Home Office (for the initial Premium Payment, for the Valuation Period during which the Premium Payment is accepted).



    The Variable Accumulation Unit Value for each Variable Account Sub-Account was set at an arbitrary amount for the first Valuation Period of the particular Variable Account Sub-Account. The Variable Account commenced operations on September 30, 1998. The Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:



    (1) The total value of Fund shares held in the Sub-Account is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

    (2) The liabilities of the Sub-Account at the end of the Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and



    (3) The result of (2) is divided by the number of Sub-Account units outstanding at the beginning of the Valuation Period.


    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the Valuation Period.

    The Variable Account portion of the Annuity Account Value, if any, for any Valuation Period is equal to the sum of the value of all Variable Accumulation Units of each Variable Account Sub-Account credited to the Contract for such Valuation Period. The value in a Contract of each Variable Account Sub-Account is determined by multiplying the number of Variable Accumulation Units, if any, credited to such Variable Account Sub-Account in a Contract by the Variable Accumulation Unit Value of the particular Variable Account Sub-Account for such Valuation Period.

                         SAMPLE CALCULATIONS AND TABLES

VARIABLE ACCOUNT UNIT VALUE CALCULATIONS


    VARIABLE ACCUMULATION UNIT VALUE CALCULATION. Assume the net asset value of a Fund share at the end of the current Valuation Period is $15.50; the total number of shares owned by the sub-account at the start of the current Valuation Period is 300.000 shares; and the number of outstanding units of the sub-account at the start of the Valuation Period is 2,000,000 units. Also assume that the Valuation Period is one day; no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period and the net asset value of the Fund share at the end of the immediately preceding Valuation Period is $15.33.



    Multiplying the one day mortality and expense risks and the administrative expense charge of .00003835616 (the daily equivalent of the current charge of 1.40% on an annual basis) by the account asset value of the sub-account at the start of the current Valuation Period derives a daily mortality expense of $176.40 [.00003835616 x (15.33 x 300,000)]. Subtracting the daily mortality expense from the sub-account assets at the end of the current Valuation Period derives the sub-account net assets of $4,649,823.60 [($15.50 x 300,000) -
$176.40)]. Dividing the sub-account net assets by the number of outstanding units at the start of the current valuation period derives the Variable Accumulation Unit Value of $2.324912 [4,649,823.60/2,000,000].



    VARIABLE ANNUITY UNIT VALUE CALCULATION. Assume that the Accumulation Unit Value at the end of the immediately preceding Valuation Period is $2.299413; and the assumptions in the above example exist. Divide the current Accumulation Unit Value by the previous day's Accumulation Unit Value to derive the net investment factor of 1.0110894 [($2.324912/$.299413]. Also, assume that the value of an Annuity Unit for the immediately preceding Valuation Period had been $7.686895. As the first variable annuity payment is determined by using an assumed interest rate of 4% per year, the value of the Annuity Unit for the current Valuation
Period  would be  $1.604320 [$1.586895  x 1.00110894  (net investment  factor) x
 .9998926]. .9998926 is the factor, for a one day Valuation Period, that neutralizes the assumed interest ratio of four percent (4%) per year used to establish the Annuity Purchase Rates found in the Contract.



    VARIABLE ANNUITY PAYMENT CALCULATION. Assume that a Participant's Variable Annuity Account is credited with 30,000,000 Variable Accumulation Units of a particular sub-account; that the Variable Accumulation Unit Value and the Annuity Unit Value for the particular sub-account for the Valuation Period which ends immediately preceding the Annuity Date are $2.324912 and $1.604320 respectively; that the Annuity Purchase Rate for the age and option elected is $5.30 per $1,000; and that the Annuity Unit Value at the end of the Valuation Period 14 days prior to the second variable annuity payment date is $1.620252. The first variable annuity payment would be $369.66 (30,000,000 x $2.324912 x $5.30 divided by 1,000). The number of Annuity units credited would be 230.415 ($369.66 divided by $1.604320) and the second variable annuity payment would be $373.33 (230.415 x $1.620252).

WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT TABLES


    The following example illustrates the detailed calculations for a $50,000 deposit into the Fixed Account with a guaranteed rate of 4.5% for a duration of five years. The intent of the example is to show the effect of the Market Value Adjustment ("MVA") and the 3% minimum guarantee under various interest rates on the calculation of the cash surrender (withdrawal) value. Any charges for optional death benefit risks are not taken into account in the example. The effect of the MVA is reflected in the index rate factor in column (2) and the minimum 3% guarantee is shown under column (4) under the "Surrender Value Calculation". The "Surrender Charge Calculation" assumes there have been no prior withdrawals and illustrates the operation of the Fifteen Percent Free provision of the Contract. The "Market Value Adjustment Tables" and "Minimum Value Calculation" contain the explicit calculation of the index factors and the 3% minimum guarantee respectively. The "Annuity Value Calculation" and "Minimum Value" calculations assume the imposition of the annual $35 Annuity Account Fee charge, but that fee is waived if the Annuity Account Value at the end of a Contract Year is $100,000 or more. The results would be slightly different for New York Contracts which have a $30 annual Account Fee.



                            WITHDRAWAL CHARGE TABLES



                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE
                             CASH SURRENDER VALUES



Single Premium...............................   $50,000
Premium taxes................................   None
Withdrawals..................................   None
Guaranteed Period............................   5 years
Guaranteed Interest Rate.....................   4.50%
Annuity Date.................................   Age 70
Index Rate A.................................   5.00%
Index Rate B.................................   6.00% End of contract year 1
                                                5.50% End of contract year 2
                                                5.00% End of contract year 3
                                                4.00% End of contract year 4
Percentage adjustment to B...................   0.50%



                          SURRENDER VALUE CALCULATION



                                                 (3)
                         (1)        (2)        ADJUSTED       (4)         (5)          (6)         (7)
                       ANNUITY   INDEX RATE    ANNUITY      MINIMUM   GREATER OF    SURRENDER   SURRENDER
CONTRACT YEAR           VALUE      FACTOR       VALUE        VALUE      (3)&(4)      CHARGE       VALUE
--------------------  ---------  ----------  ------------  ---------  -----------  -----------  ---------
1...................  $  52,215    0.944841   $   49,335   $  51,465   $  51,465    $   2,975   $  48,490
2...................  $  54,530    0.971964   $   53,001   $  52,974   $  53,001    $   2,550   $  50,431
3...................  $  56,949    0.890544   $   56,410   $  54,528   $  58,410    $   2,125   $  54,785
4...................  $  59,476    1.004785   $   59,761   $  56,129   $  59,761    $   1,700   $  58,061
5...................  $  62,118      NA       $   62,118   $  57,778   $  62,118    $   1,275   $  60,843



                           ANNUITY VALUE CALCULATION



CONTRACT YEAR
--------------------
1...................       $50,000 X 1.045 - $35 = $52,215
2...................       $52,215 X 1.045 - $35 = $54,530
3...................       $54,530 X 1.045 - $35 = $56,948
4...................       $56,948 X 1.045 - $35 = $59,476
5...................       $59,478 X 1.045 - $35 = $62,118

                          SURRENDER CHARGE CALCULATION



CONTRACT YEAR          SC FACTOR    SC FACTOR   SURRENDER CHG
--------------------  -----------  -----------  -------------
1...................     0.07          0.0595     $   2,975
2...................     0.06          0.0510     $   2,550
3...................     0.05          0.0425     $   2,125
4...................     0.04          0.0340     $   1,700
5...................     0.03          0.0255     $   1,275



                         MARKET VALUE ADJUSTMENT TABLES
                        INTEREST RATE FACTOR CALCULATION



CONTRACT YEAR          INDEX A    INDEX B   ADJ INDEX B      N        RESULT
--------------------  ---------  ---------  -----------     ---     ----------
1...................    5.00%      6.00%       6.50%         4       0.944841
2...................    5.00%      5.50%       6.00%         3       0.971954
3...................    5.00%      4.00%       5.50%         2       0.990544
4...................    5.00%      4.00%       4.50%         1       1.004785
5...................    5.00%       NA          NA          NA          NA



                           MINIMUM VALUE CALCULATION



CONTRACT YEAR
--------------------
1...................       $50,000 X 1.03 - $35 = $51,465
2...................       $51,465 X 1.03 - $35 = $52,974
3...................       $52,974 X 1.03 - $35 = $54,528
4...................       $54,528 X 1.03 - $35 = $56,129
5...................       $56,129 X 1.03 - $35 = $57,778


                        STATE REGULATION OF LINCOLN LIFE

    Lincoln Life, an Indiana corporation, is subject to regulation by the Indiana Department of Insurance. An annual statement is filed with the Indiana Department of Insurance each year covering the operations and reporting on the financial condition of Lincoln Life as of December 31 of the preceding year. Periodically, the Indiana Department of Insurance or other authorities examine the liabilities and reserves of Lincoln Life and the Variable Account, and a full examination of Lincoln Life's operations is conducted periodically by the Indiana Department of Insurance. In addition, Lincoln Life is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

    A Contract is governed by the laws of the state in which it is delivered. The values and benefits of each Contract are at least equal to those required by such state.


                                 ADMINISTRATION



    All accounts, books, records and other documents which are required to be maintained for the Variable Account are maintained by Lincoln Life. No separate charge against the assets of the Variable Account is made by Lincoln Life for this service. We have entered into an agreement with Delaware Service Co., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the Variable Account.


                              ACCOUNT INFORMATION

    At least once during each Calendar Year, Lincoln Life will furnish the Owner with a report showing the Annuity Account Value at the end of the preceding Calendar Year, all transactions during the reporting period, the current Annuity Account Value, the number of Accumulation Units in each Variable Account Sub-Account Accumulation Account and the applicable Accumulation Unit Value as of the date of the report. In addition, each person having voting rights in the Variable Account and a Fund or Funds will receive each such reports or prospectuses as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. Lincoln Life will also send each Owner such statements reflecting transactions in the Owner's Annuity Account as may be required by applicable laws, rules and regulations.

    Upon request to its Administrative Office, Lincoln Life will provide an Owner with information regarding fixed and variable accumulation values.

                         DISTRIBUTION OF THE CONTRACTS

    Lincoln Life is the principal underwriter for the Contracts, which are offered continuously.

    Sales charges on and exchange privileges under the Contracts are described in the Prospectus. There are no variations in the prices at which the Contracts are offered for certain types of purchasers.

                               CUSTODY OF ASSETS


    Lincoln Life is the custodian of the assets of the Variable Account. Lincoln Life will purchase Fund shares at net asset value in connection with amounts allocated to the Variable Account Sub-Accounts in accordance with the instructions of the Purchasers and redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account. The assets of the Sub-Accounts of the Variable Account are held separate and apart from the assets of any other segregated asset accounts of Lincoln Life and separate and apart from Lincoln Life's general account assets. Lincoln Life maintains records of all purchases and redemptions of shares of each Fund held by each of the Sub-Accounts of the Variable Account.


                          HISTORICAL PERFORMANCE DATA


MONEY MARKET SUB-ACCOUNT YIELD



    There currently is no yield for the Money Market Sub-Account, as it has not commenced operations as of the date of the Statement of Additional Information.


TOTAL RETURNS


    Lincoln Life may from time to time advertise or disclose annual average total returns for one or more of the Sub-Accounts of the Variable Account for various periods of time. When a Sub-Account has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate the initial amount invested to the redemption value of that investment as of the last day of each of the periods.


    Total returns will be calculated using Sub-Account Unit Values which Lincoln Life calculates on each Valuation Period based on the performance of the Sub-Account's underlying Fund, and the deductions for the mortality and expense risk charge, the administrative expense charge, and the Account Fee. The Account Fee is reflected by dividing the total amount of such charges collected during the year that are attributable to the Variable Account by the total average net assets of all the Variable Sub-Accounts. The resulting percentage is deducted from the return in calculating the ending redeemable value. These figures will not reflect any premium taxes. Total return calculations will reflect the effect of deferred sales charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                         P(1+T)to the power of n = ERV

Where:    P    =   A hypothetical initial Premium Payment of $1,000.
          T    =   Average annual total return.
          n    =   Number of years in the period.
         ERV   =   Ending redeemable value of a hypothetical $1,000
                   payment made at the beginning of the one, five or ten-year period, at the end of the one, five or ten-year period (or fractional portion thereof).

OTHER PERFORMANCE DATA

    Lincoln Life may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard one except that the deferred sales charge percentage will be assumed to be 0%.

    Lincoln Life may from time to time disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the deferred sales charge percentage will be 0%.

                               CTR = (ERV/P) - 1

Where:   CTR   =   The cumulative total return net of Sub-Account
                   recurring charges for the period.
         ERV   =   The ending redeemable value of the hypothetical
                   investment made at the beginning of the one, five
                   or ten-year period, at the end of the one, five or
                   ten-year period (or fractional portion thereof).
          P    =   A hypothetical initial payment of $10,000

    All non-standard performance data will only be advertised if the standard performance data is also disclosed.


    Lincoln Life may also from time to time use advertising which includes hypothetical illustrations to compare the difference between the growth of a taxable investment and a tax-deferred investment in a variable annuity.



                              INDEPENDENT AUDITORS



    The Statutory-basis financial statements and schedules of Lincoln Life appearing in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the Registration Statement. The statutory-basis financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.



                              FINANCIAL STATEMENTS



    Statutory-basis Financial Statements and Schedules for Lincoln Life appear on the following pages. The Variable Account has no Financial Statements, as it has not commenced operations as of the date of this Statement of Additional Information.

                                     PART C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a) Financial Statements provided in the Statement of Additional Information.



    The following statutory-basis financial statements and schedules of Lincoln National Life Insurance Co. are included in the SAI:



        Balance Sheets -- Statutory Basis -- Years ended December 31, 1997 and 1996



        Statements of Income -- Statutory Basis -- Years ended December 31, 1997, 1996 and 1995



        Statements of Capital and Surplus -- Statutory Basis -- Years ended December 31, 1997, 1996 and 1995



        Notes to Statutory-basis Financial Statements -- December 31, 1997



        Supplemental Schedule of Selected Statutory Basis Financial Data -- December 31, 1997



        Report of Ernst & Young LLP, Independent Auditors


(b) Exhibits


     (1)
       Resolution of Board of Directors and Memorandum from the President Of The Lincoln National Life Insurance Company authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on November 24, 1997.


     (2)
       Not Applicable.


     (3)

       (a)  Form of Selling Agreement.


     (4)

       The Lincoln National Life Insurance Company Variable Annuity Contract.


       (a) Form of Settlement Contract Rider



       (b) Form of Income Contract Rider



     (5)
       Form of Application for the Contract is incorporated herein by reference to Registration Statement on Form N-4 (333-40937) filed on November 24, 1997.


     (6)
       (a) Articles of Incorporation of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

       (b) By-Laws of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration Statement on Form N-4 (33-27783) filed on December 5, 1996.

     (7)
       Not Applicable.


     (8)

      (a)  Forms of Fund Participation Agreements.


      Agreements between The Lincoln National Life Insurance Company and:



       (i) AIM Variable Insurance Funds, Inc.



       (ii)BT Insurance Funds Trust



       (iii)
           Delaware Group Premium Fund, Inc. is incorporated herein by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 22, 1998.



       (iv)Dreyfus Variable Investment Fund is incorporated herein by reference to Registration Statement on Form N-4 (333-05815) filed on September 26, 1996.



       (v) Investors Fund Series



           (a) Kemper Government Securities Fund

           (b) Kemper Small Cap Growth Fund



       (vi)Liberty Variable Investment Trust



           (a) Newport Tiger Fund



           (b) U.S. Stock Fund



       (vii)

           Lincoln National Bond Fund, Inc.


       (viii)

           Lincoln National Money Market Fund, Inc.


       (ix)Variable Insurance Products Fund is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 26, 1996.



       (x) Variable Insurance Products Fund III



       (xi)MFS-Registered Trademark- Variable Insurance Trust



       (xii)

           OCC Accumulation Trust


       (b) Service agreement between Delaware Management Holdings, Inc., Delaware Services Company, Inc. and Lincoln National Life Insurance Company is incorporated herein by reference to the registration statement of Lincoln National Flexible Premium Variable Life Account F, Form S-6 (333-40745) filed November 21, 1997.



     (9)
       Opinion and Consent of Jeremy Sachs, Senior Counsel of The Lincoln National Life Insurance Company.



    (10)

       Consent of Ernst & Young LLP, Independent Auditors.

    (11)
       Not Applicable.

    (12)
       Not Applicable.


    (13)

       Schedule for Computation of Performance Results.

    (14)
       Not Applicable.

    (15)
      (a) Organizational Chart of The Lincoln National Insurance Holding Company System.*


       (b) Books and Records Report.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME                            POSITIONS AND OFFICES WITH DEPOSITOR
------------------------------  ---------------------------------------------
                                President, Chief Executive Officer and
Gabriel L. Shaheen*              Director
Jon A. Boscia**                 Director
Carolyn P. Brody*               Vice President
Thomas L. Clagg*                Vice President and Associate General Counsel
Kelly D. Clevenger*             Vice President
Jeffrey K. Dellinger*           Vice President
John H. Gotta****               Senior Vice President
Donald E. Keller*               Vice President
Stephen H. Lewis*               Senior Vice President
H. Thomas McMeekin**            Director
Reed P. Miller*                 Vice President
Lawrence T. Rowland***          Executive Vice President and Director

Keith J. Ryan*                  Senior Vice President, Chief Financial
                                 Officer and Assistant Treasurer
Richard C. Vaughan**            Director
Roy V. Washington*              Vice President and Chief Compliance Officer
Janet C. Whitney**              Vice President and Treasurer
C. Suzanne Womack**             Secretary and Assistant Vice President


          * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

         ** Principal business address is 200 East Berry Street, Fort Wayne, Indiana 46802-2706.

        *** Principal business address is 1700 Magnovox Way, One Reinsurance Place, Fort Wayne, Indiana 46804.


       **** Principal business address is 900 Cottage Grove Road, Bloomfield, CT 06152-2321.


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    See Exhibit 15(a): Organizational Chart of The Lincoln National Life Insurance Holding Company System.


ITEM 27.  NUMBER OF PURCHASERS

    Not applicable, since this separate account had not yet commenced operations.

ITEM 28.  INDEMNIFICATION

(a) Brief description of indemnification provisions.

    In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/ she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

    In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

    Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.


(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER


(a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Variable Annuity Account Q; Lincoln National Variable Annuity Account 53.


(b) See Item 25.


(c) Lincoln Life received no commissions nor other compensation from the Variable Account during the fiscal year which ended December 31, 1997 because the Variable Account had not yet commenced operations.


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    See Exhibit 15(b): Books and Records Report.

ITEM 31.  MANAGEMENT SERVICES

    Not applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post effective amendment to this registration statement under the Securities Act of 1933 as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
    (ii) a space in the Contract application or order to purchase that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver promptly, upon written or oral request made to The Lincoln National Life Insurance Company at the address or phone number listed in the Prospectus, any Statement of Additional Information and any financial statements required by Form N-4 to be made available to applicants or owners.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

(e) Registrant represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.


(f) For Contracts sold in connection with the Texas Optional Retirement Program, Registrant is relying on Rule 6c-7 and represents that paragraphs (a) through (d) of that rule have been complied with.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf, in the City of Fort Wayne and State of Indiana on the 3rd day of September, 1998.


                                          LINCOLN LIFE VARIABLE ANNUITY
                                          ACCOUNT N (Registrant)

                                          By:        /s/ STEPHEN H. LEWIS

                                             -----------------------------------
                                                      Stephen H. Lewis
                                              (SIGNATURE-OFFICER OF DEPOSITOR)
                                                 SENIOR VICE PRESIDENT, LNL
                                                           (TITLE)

                                          By:      THE LINCOLN NATIONAL LIFE
                                                      INSURANCE COMPANY
                                                         (Depositor)


                                          By:       /s/ GABRIEL L. SHAHEEN

                                             -----------------------------------
                                                     Gabriel L. Shaheen


                                                 CHIEF EXECUTIVE OFFICER AND
                                                        PRESIDENT
                                                           (TITLE)

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                    TITLE                           DATE
---------------------------------------------  --------------------------------------  --------------------

           /s/ GABRIEL L. SHAHEEN              Chief Executive Officer, President and  September 3, 1998
    ------------------------------------        Director (Principal Executive
             Gabriel L. Shaheen                 Officer)

    ------------------------------------
             Lawrence T. Rowland               Executive Vice President and Director   September 3, 1998

                                               Senior Vice President, Chief Financial  September 3, 1998
              /s/ KEITH J. RYAN                 Officer and Assistant Treasurer
    ------------------------------------        (Principal Accounting Officer and
                Keith J. Ryan                   Principal Financial Officer)

           /s/ H. THOMAS MCMEEKIN
    ------------------------------------
             H. Thomas McMeekin                Director                                September 3, 1998

           /s/ RICHARD C. VAUGHAN
    ------------------------------------
             Richard C. Vaughan                Director                                September 3, 1998

              /s/ JON A. BOSCIA
    ------------------------------------
                Jon A. Boscia                  Director
                                                                                       September 3, 1998